EXHIBIT 99.1
                                                                    ------------


                                     MANAGEMENT'S DISCUSSION
                                                AND ANALYSIS



                       OVERVIEW AND HIGHLIGHTS OF 2004    46
                      RESULTS OF CONTINUING OPERATIONS    49
                      FINANCIAL POSITION AND LIQUIDITY    56
                           SELECTED ANNUAL INFORMATION    58
                               OTHER NOTEWORTHY EVENTS    58
                               RISKS AND UNCERTAINTIES    59
                   PRICE AND EXCHANGE RATE SENSITIVITY    61
                                               OUTLOOK    62
                            FORWARD-LOOKING STATEMENTS    62
                             FINANCIAL INSTRUMENTS AND
                                     OTHER INSTRUMENTS    62
                               CONTRACTUAL OBLIGATIONS    63
                        OFF-BALANCE SHEET ARRANGEMENTS    63
                     TRANSACTIONS WITH RELATED PARTIES    63
                        CHANGES IN ACCOUNTING POLICIES    63
            CRITICAL ACCOUNTING POLICIES AND ESTIMATES    64
                    USE OF NON-GAAP FINANCIAL MEASURES    66
                    DISCLOSURE CONTROLS AND PROCEDURES
                                 AND INTERNAL CONTROLS    66
                     OVERSIGHT ROLE OF AUDIT COMMITTEE
                            AND THE BOARD OF DIRECTORS    66
                                ADDITIONAL INFORMATION    66

MANAGEMENT'S DISCUSSION
AND ANALYSIS
As at February 28, 2005

OVERVIEW AND HIGHLIGHTS OF 2004

Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (value-added ground-wood) papers as well as a major producer of wood products, generating sales of $5.8 billion in 2004. The Company owns or is a partner in 26 paper mills, 22 sawmills, 5 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand. With approximately 14,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of approximately 17.3 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres in North America and approaching 20,000 Paper Retriever(R) and paper bank containers.

Abitibi-Consolidated is one of the lowest-cost global newsprint producers, annually marketing approximately 5.5 million tonnes of newsprint including third parties' volume, over 2.1 million tonnes of value-added groundwood papers and
2.1 billion board feet of lumber.

$36 MILLION LOSS

In December of 2004, the Company recorded a provision for mill closure elements of $33 million and an asset write down of $364 million with respect to the permanent closure of two previously idled paper mills located in Port-Alfred, Quebec and in Sheldon, Texas.

TABLE 1: VARIANCE SUMMARY
(in millions of dollars)

                                                  FAV/(UNFAV) VARIANCE DUE TO:

                                                      FOREIGN
                                    2004    VOLUME   EXCHANGE   PRICES   COSTS      2003
                                       $         $          $        $       $         $
Sales                              5,801        86       (280)     545      --     5,450
Cost of products sold              4,138       (68)        58       --       8     4,136
Distribution costs                   631        (7)        21       --     (58)      587
CVD/AD                                50       (10)         8       29      --        77
SG&A                                 187        --          1       --      (3)      185
Mill closure elements                 32        --         --       --      35        67
-----------------------------    --------------------------------------------------------
EBITDA                               763         1       (192)     574     (18)      398
Amortization (regular)               618        --          9       --       9       636
Amortization (other)                 364        --         --       --    (297)       67
Goodwill impairment                   --        --         --       --      21        21
-----------------------------    --------------------------------------------------------
Operating profit (loss) from
  continuing operations             (219)        1       (183)     574    (285)     (326)
=============================     =======================================================

Abitibi-Consolidated realized a loss of $36 million, or 8 cents a share, in 2004 compared to net earnings of $175 million, or 40 cents a share, in the previous year. The weighted average number of shares outstanding remained constant at 440 million during these periods, while there were 13.9 million of options outstanding at the end of 2004 compared to 13 million at the end of 2003.

The Company's operating loss from continuing operations amounted to $219 million on sales of $5,801 million in 2004, compared to $326 million on sales of $5,450 million in 2003.

The increase in sales is mainly attributable to higher prices in the Company's three business segments, as well as higher sales volume in value-added groundwood papers and wood products segments. These factors were partly offset by a stronger Canadian dollar compared to the U.S. currency and lower sales volume in the newsprint segment.

Cost of products sold was $4,138 million in 2004, compared to $4,136 million in 2003. The increase was mainly due to higher sales volume in the value-added groundwood papers and the wood products segments, partly offset by the strength of the Canadian dollar reflected in the costs of the company's U.S. newsprint mills, lower sales volume in the newsprint segment and lower operating costs. The Company reduced its operating costs in its North American newsprint and value-added groundwood papers operations by improving productivity and operating time through the focused downtime strategy announced at the end of 2003, and reducing input usage. These improvements were partly offset by input price increases, mainly energy and recycled fibre.

Distribution costs were $631 million in 2004, compared to $587 million in 2003. The increase was mainly due to additional fuel charges, the new U.S. regulation restricting the trucking hours and higher sales volume in the value-added


46 MANAGEMENT'S DISCUSSION AND ANALYSIS groundwood papers and the wood products segments partly offset by the strength of the Canadian dollar and lower sales volume in the newsprint segment.

In 2004, countervailing (CVD) and anti-dumping (AD) expenses were $50 million, compared to $77 million in 2003. In December of 2004, the Company recorded a receivable of $62 million related to the CVD and AD revised rates. This receivable is composed of $30 million applicable to 2004 shipments and $32 million to prior years. This reduction was partly offset by the increase in CVD and AD expenses, due to higher lumber prices.

Selling, general and administrative expenses totalled $187 million in 2004, compared to $185 million in 2003. This increase is primarily attributable to an additional year of vesting in the stock-based compensation.

In 2004, the Company recorded mill closure elements for $32 million, mainly related to the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. At the end of 2003, the Company had announced the indefinite idling of the Lufkin, Texas and Port-Alfred paper mills, resulting in a provision for mill closure elements of $67 million.

At the end of 2004, the Company recorded an asset write down of $364 million following the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. In 2003, the Company recorded asset write-offs of $67 million with respect to the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon.

In the fourth quarter of 2004, the Company performed the required annual goodwill impairment test and found that no impairment exists in its two paper segments. In the fourth quarter of 2003, the Company performed the required annual goodwill impairment test and found that impairment did exist in its wood products segment, mainly due to market conditions and a stronger Canadian dollar.

Consequently, an impairment charge of $21 million, representing the total goodwill for the wood products segment, was recorded.

For all of 2004, the Canadian dollar was an average of 8% stronger against the US dollar compared to 2003. The Company estimates that the Canadian dollar appreciation had an unfavourable impact on its operating results of approximately $188 million compared to the previous year.

The improvement of $107 million in operating results from continuing operations is mainly attributable to higher prices in the Company's three business segments, lower CVD and AD related to the estimated revised rates and lower mill closure elements. These factors were partly offset by the effect of a stronger Canadian dollar, a larger asset write down, as well as higher distribution costs.

Financial expenses totalled $388 million in 2004, compared to $389 million in 2003. Lower interest expenses, due to the strength of the Canadian dollar, were totally offset by higher interest rates and higher US dollar debt level in nominal value.

In 2004, the Company recorded an after-tax gain of $260 million on the translation of foreign currencies, derived primarily from its US dollar debt, compared to $622 million in 2003.

Other expenses (income) in 2004 include a gain of $25 million on the disposal of Voyageur Panel, as described further in the section OTHER NOTEWORTHY EVENTS.

Income tax recovery during the year amounted to $161 million, compared to $151 million in 2003. The Company had recognized a tax recovery of $36 million in 2003, mainly attributable to favourable settlements of certain tax litigation not provided for in previous reporting periods.

IMPACT OF SPECIFIC ITEMS

Table 2 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian generally accepted accounting principles (GAAP) as an indicator of performance.


                                       MANAGEMENT'S DISCUSSION AND ANALYSIS  47

TABLE 2: IMPACT OF SPECIFIC ITEMS
(in millions of dollars, except per share amounts)

                                                              2004         2003
                                                                 $            $

Net earnings (loss) as reported                                (36)         175
  (In accordance with GAAP), $ per share                     (0.08)        0.40

Specific items (after taxes):
  Gain on translation of foreign currencies                   (260)        (622)
  Prior period CVD/AD rates adjustments                        (22)          --
  Gain adjustment (gain) on sale
    of the Saint-Felicien pulp mill                            (73)           3
  Gain on sale of Voyageur Panel                               (19)          --
  Mill closure elements                                         20           44
  Asset write-offs/write down                                  235           42
  Goodwill impairment                                           --           21
  Alma start-up costs                                            4           --
  Income tax adjustments                                        (2)         (36)

-----------------------------------------------            ---------------------
Loss excluding specific items                                 (153)        (373)
  (Not in accordance with GAAP), $ per share                 (0.35)       (0.85)
===============================================            =====================

As table 2 indicates, during 2004, the Company recorded an after-tax gain on translation of foreign currencies of $260 million, an after-tax credit of $22 million representing the prior period adjustments related to the lumber CVD and AD estimated revised rates determined in the fourth quarter of 2004, an after-tax gain of $73 million from the sale of the Saint-Felicien, Quebec pulp mill, an after-tax gain of $19 million from the sale of its 21% interest in Voyageur Panel as well as favourable income tax adjustments of $2 million. On the other hand, the Company recorded a provision for mill closure elements of $20 million after-tax and an asset write down of $235 million after-tax with respect to the permanent closure of two previously idled paper mills located in Port-Alfred and Sheldon. Also, the Company incurred additional manufacturing costs related to the start-up of the Alma, Quebec paper machine of $4 million after-tax.

During 2003, the Company recorded an after-tax gain on translation of foreign currencies of $622 million, an after-tax adjustment of $3 million related to the sale of the Saint-Felicien pulp mill as well as favourable income tax adjustments of $36 million. In the fourth quarter, the Company had also announced the indefinite idling of the Lufkin and Port-Alfred paper mills, resulting in a provision for mill closure elements of $44 million after-tax and the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing asset write-offs of $42 million after-tax. The Company recorded $21 million in goodwill impairment in its wood products segment.

PANASIA JOINT VENTURE

Abitibi-Consolidated owns 50% of PanAsia and, as per Canadian GAAP, consolidates the joint-venture's financial information proportionally. The information in table 3 represents the total activities of the joint-venture and is presented in US dollars.


TABLE 3: PANASIA FINANCIAL HIGHLIGHTS
(in millions of US dollars)

                                                               2004         2003
                                                                  $            $

Sales (excl. purchased & resold)                                771          675
EBITDA                                                          131          134
Operating profit                                                 59           68
Net earnings                                                     34           36
Capital expenditures                                            199           62
Total assets                                                  1,641        1,375
Long-term debt
  (net of cash & cash equivalents)                              501          354
==========================================                  ====================


PanAsia realized net earnings of US$34 million in 2004, compared to US$36 million the previous year. The joint-venture's operating profit amounted to US$59 million on sales of US$771 million in 2004, compared to an operating profit of US$68 million on sales of US$675 million in 2003.

The increase of US$96 million in sales is mainly attributable to higher PanAsia sales volume and higher selling prices mostly in Thailand and in the export markets, partly offset by lower selling prices in Korea. Lower operating profit resulted mainly from higher cost of products sold, mostly due to fibre and energy, lower selling prices in Korea and a weaker US dollar.

On a per tonne basis, the joint-venture's cost of products sold increased by 7% in 2004, compared to the average cost per tonne in 2003. The increase is mainly attributable to higher recycled fibre and energy costs and a weaker US dollar.

INVESTMENT IN CHINA

On September 10, 2003, PanAsia announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China, 280 km southwest of Beijing. Construction of the mill began in January of 2004, and it is expected to start production during the third quarter of 2005 with a rated capacity of 330,000 tonnes per year. As at the end of the year, the project was 90% completed, on schedule and on budget. Equipment is 95% delivered on site. Mill staffing is almost complete and employees are currently being trained. The newsprint will be produced from 100% recycled fibre. The project represents an investment of approximately US$300 million, without any direct cash contribution from PanAsia's joint-venture partners.

On June 17, 2004, PanAsia acquired from Hebei Longteng Paper Corporation an additional 15% interest in the Hebei joint venture for a consideration of US$15 million, thereby increasing its participation in the joint venture to an 80% interest. This increase by PanAsia of its partnership's interest did not involve any cash infusion from Abitibi-Consolidated.

DIVIDENDS

On January 26, 2005, Abitibi-Consolidated's Board of Directors declared a dividend of $0.025 per share payable on March 1, 2005 to shareholders of record as at February 7, 2005.

Dividends paid in 2004 amounted to $55 million compared to $110 million in 2003. In the first quarter of 2004, two dividends payments of $0.025 per share were made as a result of the Company's decision to synchronize announcements of quarterly results and dividend's declaration, with payment to be made within the same quarter.

In the second quarter of 2003, the Company's Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.


48  MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF CONTINUING OPERATIONS

In 2004, earnings before interest, taxes, depreciation and amortization (EBITDA) of $763 million, or 13.2% of sales, were impacted positively by a credit of $32 million, representing the prior period adjustments related to the lumber CVD and AD estimated revised rates determined in the fourth quarter of 2004, and negatively by a provision of $32 million for mill closure elements related to the permanent closure of the Port-Alfred and Sheldon mills. In 2003, EBITDA was $398 million, or 7.3% of sales and was negatively impacted by $67 million of mill closure elements relating to the idling of the Port-Alfred and Lufkin mills. Operating profit (loss) from continuing operations per business segment for 2004 and 2003 was as presented in table 4.

TABLE 4: OPERATING PROFIT (LOSS)
FROM CONTINUING OPERATIONS
(in millions of dollars)


                                2004         2003

Newsprint                       (332)        (190)
Value-added                      (45)         (50)
  groundwood papers
Wood products                    158          (86)
--------------------            ------------------
                                (219)        (326)
====================            ==================


In 2004, newsprint operating results were negatively impacted by $25 million for mill closure elements and $364 million for asset write down, compared to $50 million for mill closure elements and $67 million for asset write-offs in 2003. Also in 2004, the value-added groundwood papers operating results were negatively impacted by $7 million for mill closure elements and $7 million for the Alma paper machine start-up compared to $17 million of mill closure elements in 2003. The wood products operating results were positively impacted, in 2004, by a credit of $32 million related to the reversal for part of the CVD/AD deposited since May of 2002 up to December of 2003 while 2003 results were negatively impacted by an impairment charge of $21 million.

NEWSPRINT

OPERATING RESULTS

As described further in the section OTHER NOTEWORTHY EVENTS, the Company has included in its newsprint segment 100% of Augusta Newsprint Company's activities since July 1, 2004.

TABLE 5: NEWSPRINT VARIANCE
(in millions of dollars)

                                               FAV/(UNFAV) VARIANCE DUE TO:

                                                   FOREIGN
                               2004     VOLUME    EXCHANGE   PRICES   COSTS    2003
                                  $          $           $        $       $       $
Sales                         3,205        (33)       (154)     238      --   3,154
Mill closure elements            25         --          --       --      25      50
EBITDA                          410         (4)        (87)     238     (11)    274
Amortization (regular)          378         --           7       --      12     397
Amortization (other)            364         --          --       --    (297)     67
Operating profit (loss) from
  continuing operations        (332)        (4)        (80)     238    (296)   (190)
----------------------------  ------------------------------------------------------

Sales of newsprint were $3,205 million in 2004, compared to $3,154 million in 2003. Operating loss from continuing operations in 2004 was $332 million, or 10.4% of sales compared to $190 million, or 6% of sales in 2003.

The increase in sales is mainly attributable to higher average prices year-over-year, partly offset by a stronger average Canadian dollar compared with the U.S. currency and lower sales volume. The average newsprint realized price rose to $702 per tonne in 2004, an increase of 3% from the previous year, primarily due to price increases in all markets except for Europe, partly offset by the strengthening of the Canadian dollar. The Company's shipments totalled 4,563,000 tonnes compared to 4,611,000 tonnes sold in 2003.

On a per tonne basis, the Company's newsprint cost of products sold in 2004 was $11 lower than in 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003 and a stronger Canadian dollar reflected in the costs of the Company's U.S. mills, partly offset by increased costs in recycled fibre and energy.

Operating loss from continuing operations in 2004 is also affected by $389 million of mill closure elements and the asset write down compared to $117 million in 2003.


DISTRIBUTION OF NEWSPRINT SALES:

[GRAPHIC OMITTED]       [PIE CHART - DISTRIBUTION OF NEWSPRINT SALES 2004]

[GRAPHIC OMITTED]       [PIE CHART - DISTRIBUTION OF NEWSPRINT SALES 2003]


NEWSPRINT MARKET

According to the Pulp and Paper Products Council (PPPC), North American newsprint demand declined by 1.6% in 2004 from 2003 levels. Newspapers Association of America reported that classified advertising expenditure performed strongly on the back of double-digit growth in recruitment


                                       MANAGEMENT'S DISCUSSION AND ANALYSIS  49
spending over the first three quarters of 2004, but was partly offset by slightly weaker retail and national advertising. The average North American operating rate was 96%, compared to 93% in 2003 as a result of the reduction in production capacity. North American imports increased 4.4%, compared to the previous year to 221,000 tonnes, while exports declined by 4% to 2,504,000 tonnes.

North American newsprint production declined 2.4% in 2004 compared to 2003. At the end of 2004, total producers' and customers' newsprint inventories were 20,000 tonnes higher than in December of 2003. The Company continued to employ disciplined inventory management in 2004 in order to match output with its order book, and at year-end, inventories were 21,000 tonnes lower than 2003 year-end, beating the record low levels since the Donohue acquisition in 2000, established in 2002.

In 2003, two price increases were announced in North America and were put into effect on March 1 and August 1. As a result, the 2003 year-end industry published transaction price stood at US$515/tonne, 9.6% above December of 2002. In 2004, again two price increases were announced and were put in effect on February 1 and September 1. As a result, the 2004 year-end industry published transaction price stood at US$570/tonne, 10.7% above December of 2003. In the fourth quarter of 2004, an additional US$35 per tonne price increase was announced to take place March 1, 2005. Newsprint prices in international markets, with the exception of European countries, have increased between 15% and 25% during the year. In 2004, published transaction prices in continental Europe were approximately 5% lower than in 2003.

Management expects that North American consumption could decrease slightly in 2005 compared to 2004. Key risk factors to the Company's consumption expectation include cost-control measures on the part of newspaper publishers, as well as rising interest rates, which may affect key classified and retail advertising categories. Management expects demand in Europe to grow by approximately 2% in 2005 compared to 2004, led by southern countries and some Eastern European economies. Buoyed by the emergence of new publications and dynamic advertising environments, non-Japan Asia and Latin America are expected to record demand growth of around 5% and 4% respectively.

CHANGE IN CAPACITY

On January 26, 2005, the Company announced the permanent closure of two previously idled paper mills located in Port-Alfred and Sheldon, permanently removing 646,000 tonnes from its production capacity.

On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company's Lufkin and Port-Alfred paper mills, as of December 14, 2003, representing a combined annual capacity of 432,000 tonnes of newsprint. The Company also announced the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing a combined annual newsprint capacity of 230,000 tonnes.

On December 11, 2002, the Company announced it would convert the newsprint machine at its mill in Alma to produce the Company-developed ABIOFFSET(R) paper grades. This project permanently removed 170,000 tonnes of annual newsprint capacity.

Since December 2002, the Company has permanently removed 1,046,000 tonnes of newsprint capacity and kept 150,000 tonnes indefinitely idled thereby improving its overall cost structure and better adjusting production to its order book for 2005.

VALUE-ADDED GROUNDWOOD PAPERS
OPERATING RESULTS

TABLE 6: VALUE-ADDED GROUNDWOOD PAPERS VARIANCE
(in millions of dollars)

                                                 FAV/(UNFAV) VARIANCE DUE TO:

                                                      FOREIGN
                                    2004   VOLUME    EXCHANGE   PRICES   COSTS       2003
                                       $        $           $        $       $          $
Sales                              1,571       28         (91)      70       -      1,564
Mill closure elements                  7        -           -        -      10         17
Alma start-up costs                    7        -           -        -      (7)         -
EBITDA                               139        4         (81)      70      15        131
Amortization                         184        -           2        -      (5)       181
Operating profit (loss) from
  continuing operations              (45)       4         (79)      70      10        (50)
----------------------------      --------------------------------------------------------

Sales of value-added groundwood papers were $1,571 million in 2004, compared to $1,564 million in 2003. Operating loss from continuing operations was $45 million, or 2.9% of sales in 2004, compared to $50 million, or 3.2% of sales in 2003.

The increase in sales is mainly attributable to higher average prices year-over-year and higher sales volume, almost totally offset by a stronger average Canadian dollar compared with the U.S. currency. The average realized price for value-added groundwood papers declined 1.3% to $853 per tonne in 2004, compared to the previous year, primarily due to the strengthening of the Canadian dollar, partly offset by price increases in all products. The Company's shipments of value-added groundwood papers totalled 1,842,000 tonnes in 2004, compared to 1,810,000 tonnes in 2003.

On a per tonne basis, the Company's value-added groundwood papers cost of products sold in 2004 was $16 lower than in 2003. This was mainly due to the impact of the focused downtime announced at the end


50 MANAGEMENT'S DISCUSSION AND ANALYSIS of 2003, partly offset by increased costs, mainly in pension and other employee future benefits.

Operating loss from continuing operations in 2004 is also affected by $7 million of start-up costs related to the Alma project, as well as $7 million of mill closure elements,compared to $17 million in 2003.

TABLE 7: SHIPMENTS OF VALUE-ADDED
GROUNDWOOD PAPERS
(in thousands of tonnes)

                                                 2004         2003

SC, Soft-Nip papers                               672          733
ALTERNATIVE(R) and EQUAL OFFSET(R)
  & hi-brite papers                               738          691
Directory papers                                  140          132
Specialty papers                                  204          185
----------------------------------             -------------------
Total paper                                     1,754        1,741
Market pulp                                        88           69
----------------------------------             -------------------
Total segment                                   1,842        1,810
==================================             ===================


ABICAL(R) GRADES (SUPERCALENDERED ("SC") AND SOFT-NIP)

According to PPPC, North American shipments of glossy grades declined by 2.3% in 2004. Glossy grades are mainly used in the retail inserts, catalogs and magazines. Shipments of the Company's ABICAL(R) grades decreased by 8.3% compared to 2003 mainly resulting from the indefinite idling of the Lufkin paper mill. According to industry publication, prices for supercalendered (SCA) grades rose by 5.6% on average in 2004 compared to 2003. In 2003, prices were flat for the first half of the year and started to increase to end the year at 6% higher than December 2002. The 2004 year-end industry published transaction price stood at US$730/short ton, 5% above December of 2003, resulting from a price increase put into effect in July of 2004. For all uncoated groundwood grades, average prices in 2004 increased 8.2% compared to 2003.

The Company believes that demand for glossy grades should increase in 2005, driven by an improvement in advertising expenditures and retail sales along with a strengthening economy.

[GRAPHIC OMITTED] [PIE CHART - DISTRIBUTION OF VALUE-ADDED GROUNDWOOD
                               PAPERS SALES - 2004

[GRAPHIC OMITTED] [PIE CHART - DISTRIBUTION OF VALUE-ADDED GROUNDWOOD
                               PAPERS SALES - 2003

ABIOFFSET(R) AND ABIBRITE(R) GRADES

The Company continues to achieve success through investment in its ABIOFFSET(R) grades, which consist of ALTERNATIVE OFFSET(R) and EQUAL OFFSET (R) grades. The Company has started up a new machine at its Alma paper mill producing both grades on a consistent basis in the fourth quarter of 2004, and shipments are ahead of the project start-up curve. Shipments of ABIOFFSET(R) grades have increased by 13% in 2004.

In 2003, according to an industry publication, prices for uncoated freesheet for which ABIOFFSET(R) grades are a substitute, declined through the year to end at 14% lower than December 2002. In 2004, a number of price increases were put in place throughout the year with price ending at US$730/short ton, 27% above December of 2003.

MARKET OUTLOOK

The outlook for 2005 remains positive for all value-added groundwood grades. The Company believes that it will continue to penetrate new markets with its ABIOFFSET(R) grades through its substitution strategy, while it expects that increased advertising expenditure will benefit demand for the hi-brite and glossy grades. The directory market is expected to remain flat following its strong showing in 2004, with no evident threat from electronic substitution.

CHANGE IN CAPACITY

On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company's Lufkin paper mill as of December 14, 2003. This represented an annual capacity of 270,000 tonnes of value-added groundwood grades.

DISTRIBUTION OF VALUE-ADDED
GROUNDWOOD PAPERS SALES:

On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, to produce ABIOFFSET(R) paper. The machine has an annual production capacity of 230,000 tonnes of ABIOFFSET(R) paper.

WOOD PRODUCTS

LUMBER DISPUTE

INJURY: On August 13, 2004, the North American Free Trade Agreement (NAFTA) panel ruled for the third time that the U.S. International Trade Commission (USITC) determination of threat of injury is not supported by substantial evidence. As a result, on September 10, 2004, the USITC reversed its earlier decisions and issued a negative injury determination. On November 26, 2004, the United States challenged the NAFTA panel's decision before a NAFTA Extraordinary Challenge Committee. This is not a normal appeal procedure, but rather is intended as a safeguard in the case of egregious conduct by a panel. To date, no extraordinary challenge to a NAFTA panel decision has been successful.


                                       MANAGEMENT'S DISCUSSION AND ANALYSIS  51

Ordinarily, if the U.S. extraordinary challenge were to fail, future deposits of estimated duties on softwood lumber imports, both for AD and CVD, would cease. However, on December 20, 2004, the United States published notice of a USITC determination, issued in a separate proceeding intended to implement a World Trade Organization (WTO) panel ruling against the United States, in which the USITC determined that softwood lumber imports threatened future injury to a U.S. industry. The notice also indicated that the United States was implementing this new determination, and amending the CVD and AD orders accordingly. On January 10, 2005, industry associations of which the Company is a member filed notice of their intent to appeal from the USITC's new injury determination and its implementation.

The Company believes that the USITC decision responding to the WTO should not affect the outcome of the softwood lumber appeals produced by the NAFTA Panel process. The Company believes that the USITC decisions issued through the NAFTA appeals should govern, not the WTO-related USITC decision. Therefore, the Company believes that if the U.S. extraordinary challenge fails, the Company should be entitled to a full refund of all duty deposits paid to date, and should not be obligated to pay duty deposits on future imports into the United States. However, the U.S. Department of Commerce (USDOC) and other U.S. agencies involved appear, through their actions, to be disputing this position. In the event that the U.S. extraordinary challenge is rejected, further litigation also may be necessary to resolve these issues.

ANTI-DUMPING: Both NAFTA and WTO dispute settlement panels questioned methodologies applied by the USDOC in its initial investigation. On July 17, 2003, a NAFTA panel issued its first decision on the AD case, ordering the USDOC to recalculate its determination of duties for individual Canadian companies. The USDOC issued a revised determination on October 15, 2003, which would have lowered the Company's AD deposit rate from 12.44% to 11.85%.

On April 21, 2004, following a second NAFTA decision, the USDOC issued a further revised determination, but no further revisions were made to the Company's revised rate of 11.85%. The USDOC revised determination also has been challenged in NAFTA proceedings, which are still pending. In light of the favourable WTO Appellate Body ruling (see below), the NAFTA panel was asked to reconsider an earlier decision adverse to Canada, on the USDOC practice known as "zeroing", namely not counting "negative" dumping margins in determining overall AD rates. The NAFTA appeal will not affect the Company's deposit rate in light of the first review deposit rate, discussed below.

The WTO panel reviewing the AD matter issued its final report on April 13, 2004. The panel upheld Canada's challenge to the USDOC practice of zeroing but rejected other claims. On May 13, 2004, the United States filed an appeal before the WTO Appellate Body. On May 28, 2004, Canada filed a cross-appeal on two company specific issues, including one specific issue relating to the Company. On August 11, 2004, the WTO Appellate Body ruled in Canada's favour on the zeroing, and also ruled in Canada's favour on the issue affecting the Company, essentially preserving for future administrative reviews the issue of how to allocate the Company's financial expenses to its different business segments. Canada and the U.S. have agreed to a deadline of April 15, 2005 for the U.S. to implement the WTO decision with regards to the zeroing issue. Because the Company's AD deposit rate changed on December 20, 2004 as a result of the first review, discussed below, any changes in the investigation deposit rates resulting from the NAFTA or WTO appeals will have no practical effect as they have been superseded by the new deposit rates determined in the first review.

COUNTERVAILING DUTIES: Both NAFTA and WTO panels found the determination of the USDOC questionable. The NAFTA panel stated that the cross-border stumpage price comparison methodology used to determine the country-wide 18.79% rate was contrary to U.S. law. On January 12, 2004, the USDOC issued a first remand determination, applying a methodology based on log prices within each province for determining whether a benefit was conferred by provincial stumpage programs. The CVD deposit rate was recalculated to 13.23%, which rate would have taken effect once the appeal was concluded. However, this first remand determination was challenged by both Canadian and United States parties. On June 7, 2004, the NAFTA panel issued a decision ordering the USDOC to make further changes in its calculations. On July 30, 2004, the USDOC released a second remand determination, which, if confirmed, would have lowered the Canada-wide CVD rate to 7.82%. The revised 7.82% rate also was challenged before the NAFTA panel. On December 1, 2004, the NAFTA panel found numerous technical elements in the revised USDOC calculations to be flawed, and ordered USDOC to make new corrections. On January 24, 2005, the USDOC released its third remand determination, with a country-wide rate of 1.88%. Further challenges to this calculation are likely, as the USDOC did not comply with all of the panel's instructions. If corrections result in a subsidy rate below 1.00 percent, under U.S. law, such a low rate is considered to be a DE MINIMIS level, and would result in the case being dismissed.

For the same reasons as in the AD case, assuming the subsidy rate remains above
1.00 percent, the precise rate as determined in the appeal of the original investigations no longer is of any practical significance to the Company, as it will have been superseded as of December 20, 2004 by the new deposit rate determined in the first review in the CVD case, discussed below.

In the WTO litigation, on January 19, 2004, the WTO Appellate Body reviewing the CVD case ruled that the USDOC's benefit measurement methodology only could be used in certain limited circumstances, casting doubt on the USDOC's decision. However, the Appellate Body said it did not have sufficient information to rule specifically on the appropriateness or specifics of the USDOC's calculations in this case.


52  MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEWS: The original AD and CVD investigations only determine the rates for initial deposits of estimated AD and CVD. The actual amounts of duties owed are determined retrospectively, through administrative reviews, in which USDOC annually reviews pricing and subsidies on exports to the U.S. occurring after the original investigations. This system permits the provincial governments and the Company opportunities to adjust behaviour to reduce or eliminate subsidies and/or dumping.

The USDOC thus determines updated AD and CVD rates annually, in a review, which provides the basis for the actual assessment of duties on goods entered into the United States during the period covered by the review. The USDOC also updates the cash deposit rates as from the date of formal publication of the final results of the review. If the amounts deposited as estimated duties exceed the amounts assessed as final duties in an annual review period, the Company is entitled to a refund of the difference, with interest. If, on the other hand, the amounts deposited are insufficient to cover the duties actually assessed, the Company will owe the difference, with interest. Each case - AD and CVD - is treated separately for these purposes. In the event that any party appeals from the final results of a review, either to a NAFTA panel or to the U.S. federal court, the new deposit rates take immediate effect, but duty refunds are not processed, and bills for additional duties owed are not sent, until the appeal process is finally concluded.

On December 20, 2004, USDOC published its final results for the first administrative AD review, covering the period of May 22, 2002 through April 30, 2003, and for the first administrative CVD review covering May 22, 2002 through March 31, 2003. Based on these reviews, the Company's new AD deposit rate is 3.12% and the new, industry-wide CVD rate is 17.18%.

The second annual review proceeding, which will cover the period of May 1, 2003 through April 30, 2004 for the AD case and April 1, 2003 through March 31, 2004 for the CVD case, was initiated on June 30, 2004. USDOC's preliminary determinations are expected around May 31, 2005. Assuming that the USITC related appeals do not end the case and result in a return of all cash deposits, these reviews will result in changes to the duty deposit rate for future entries around December 2005, and will determine the duty assessment rates (and the amounts of refunds to be received or additional duties owed by the Company) for exports to the United States during the periods covered by the reviews.

As a result of these rates changes, the Company recognized in 2004, a credit of $32 million of which $18 million covers the first review period and $14 million covers the second review period up to December 2003. Also, in 2004, Abitibi-Consolidated expensed $82 million for CVD and AD based on the new rates determined in the first administrative reviews.

FUTURE APPEALS: The Company has filed notice that it will appeal the results of the AD first review, as has the U.S. industry and other Canadian parties. The Company expects that the Government of Canada and certain provinces also will appeal the results of the CVD first review. Through these appeals, and other litigation noted above, the Company will continue to pursue the termination of both the AD and CVD orders, and a full refund of all deposits of estimated duties paid. As long as the review appeals remain pending, the final duties owed, if any, remain under dispute, no duties will be finally assessed, and the Company will not receive refunds of the excess of deposits paid and duties assessed in the reviews.

TABLE 8: WOOD PRODUCTS VARIANCE
(in millions of dollars)

                                                  FAV/(UNFAV) VARIANCE DUE TO:

                                                      FOREIGN
                                   2004     VOLUME   EXCHANGE   PRICES    COSTS     2003
                                      $          $          $        $        $        $
Sales                             1,025         91        (35)     237       --      732
CVD/AD                               50        (10)         8       29       --       77
EBITDA                              214          1        (24)     266      (22)      (7)
Amortization                         56         --         --       --        2       58
Goodwill impairment                  --         --         --       --       21       21
Operating profit (loss) from
  continuing operations             158          1        (24)     266        1      (86)
=============================    ========================================================

OPERATING RESULTS

Sales of wood products rose to $1,025 million in 2004, compared to $732 million in 2003. Operating profit from continuing operations was $158 million, or 15.4% of sales in 2004, compared to an operating loss from continuing operations of $86 million, or 11.7% of sales in 2003.

The increase in sales is mainly attributable to higher average US dollar transaction prices year-over-year and higher sales volume, partly offset by a stronger average Canadian dollar. The average realized price for wood products increased to $473 per thousand board feet in 2004, compared to $379 per thousand board feet in 2003. The Company's shipments totalled 2,169 million board feet in 2004, compared to 1,930 million board feet in 2003.

On a per thousand boardfeet basis, the Company's cost of goods sold in 2004 was $6 higher than in 2003. This was mainly due to increased sales of higher cost value-added products and increases in fuel and cutting rights costs, partly offset by lower lumber manufacturing cost mostly attributable to higher productivity and lower use of input material.

The Company has expensed an amount of $50 million for CVD/AD in 2004, compared to $77 million in 2003. The amount


                                       MANAGEMENT'S DISCUSSION AND ANALYSIS  53
expensed in 2004 is estimated based on the revised rates determined in December of 2004 applied to the entire year and an additional credit of $32 million applying these revised rates to prior years.

In the fourth quarter of 2003, the Company performed the required annual goodwill impairment test and found that impairment did exist in its wood products segment, mainly due to market conditions and a stronger Canadian dollar. Consequently, an impairment charge of $21 million representing the total goodwill for the wood products segment was recorded.

ENGINEERED WOOD

On December 13, 2004, Abitibi-LP Engineered Wood Inc. (Abitibi-LP), the joint venture involving the Company and Louisiana-Pacific Corporation, announced the construction of its second engineered wood facility to produce I-joists. The new facility will be an expansion of Abitibi-Consolidated's Saint-Prime, Quebec mill, and constitutes an investment of approximately $13 million in the existing mill. Annual production capacity will be 75 million linear feet, with operations set to begin in the fall of 2005. The project will create approximately 40 new jobs, in addition to the existing 125 in the mill. With this new facility, Abitibi-LP will become the largest manufacturer of solid sawn I-joists in North America.

In 2003, Abitibi-LP started its first production site of solid-sawn flooring I-joists in Larouche, Quebec. The annual production capacity of the mill stands at 70 million linear feet.

DISTRIBUTION OF WOOD
PRODUCTS SALES:

[GRAPHIC OMITTED]       [PIE CHART - DISTRIBUTION OF WOOD PRODUCTS SALES-2004]

[GRAPHIC OMITTED]       [PIE CHART - DISTRIBUTION OF WOOD PRODUCTS SALES-2003]


LUMBER MARKET

Demand in United States remained strong throughout the year with housing starts remaining above an annualized rate of 1.8 million units for each month of 2004, and reaching an annualized rate of 2.004 million units in December 2004. Demand in Canada continued to be very strong as well, with housing starts remaining above an annualized rate of 200,000 units for most of the year for the second consecutive year. In Japan, housing starts for the Company's 2" x 4" "J grade" products, sold through Canadian distributors, increased by approximately 7% in 2004, the highest level since 1996.

In 2004, published lumber prices (f.o.b. Great Lakes) in North America increased on average by 26% for 2" x 4" Stud and 34% for 2" x 4" Random Length compared to the 2003 average mainly due to the steady, healthy demand in North America caused by high activity levels in the new home construction as well as the repair and remodelling business. Prices were also influenced by the reduction of imports from non-Canadiansources due to the weakening US dollar. Pricing in Japan increased by 25% in 2004, compared to 2003, mainly driven by high housing starts and increased pricing pressure in North America.

The Company expects housing starts to remain high in 2005, but to be slightly lower than the previous year due to the historically high levels of 2004.

FOURTH QUARTER ANALYSIS

In the fourth quarter of 2004, the Company recorded a provision for mill closure elements of $33 million and an asset write down of $364 million with respect to the permanent closure of two previously idled paper mills located in Port-Alfred and in Sheldon.

As a result, Abitibi-Consolidated reported a loss of $108 million, or 24 cents a share, in the fourth quarter ended December 31, 2004 compared to a loss of $81 million, or 18 cents a share, in the same quarter of 2003. The weighted average number of shares outstanding has remained constant at 440 million since the beginning of 2003.

TABLE 9: FOURTH QUARTER VARIANCE SUMMARY
(in millions of dollars)

                                                FAV/(UNFAV) VARIANCE DUE TO:

                                 FOURTH                                            FOURTH
                                QUARTER              FOREIGN                      QUARTER
                                   2004   VOLUME    EXCHANGE   PRICES   COSTS        2003
                                      $        $           $        $       $           $
Sales                             1,479       45         (93)     155      --       1,372
Cost of products sold             1,085      (36)         16       --      (5)      1,060
Distribution costs                  171       (5)          6       --     (26)        146
CVD/AD                              (40)      (3)          2       59      --          18
SG&A                                 46       --           1       --      --          47
Mill closure elements                33       --          --       --      34          67
-----------------------------   ----------------------------------------------------------
EBITDA                              184        1         (68)     214       3          34
Amortization (regular)              155       --           1       --       1         157
Amortization (other)                364       --          --       --    (297)         67
Goodwill impairment                  --       --          --       --      21          21
-----------------------------   ----------------------------------------------------------
Operating profit (loss) from
  continuing operations            (335)        1        (67)      214   (272)       (211)
=============================   ==========================================================


54  MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales were $1,479 million in the fourth quarter of 2004, compared to $1,372 million in the fourth quarter of 2003. The increase in sales was mainly due to higher prices in the Company's three business segments, higher sales volume in the value-added groundwood papers and the wood products segments, partly offset by the strength of the Canadian dollar.

Cost of products sold were $1,085 million in the fourth quarter of 2004 compared to $1,060 million in the fourth quarter of 2003. The increase was mainly due to higher sales volume in the value-added groundwood papers and the wood products segments partly offset by the strength of the Canadian dollar, reflected in the costs of the company's U.S. newsprint mills.

Distribution costs were $171 million in the fourth quarter of 2004, compared to $146 million in the fourth quarter of 2003. The increase was mainly due to additional fuel charges, the new U.S. regulation restricting the trucking hours and higher sales volume in the value-added groundwood papers and the wood products segments, partly offset by the strength of the Canadian dollar.

In the fourth quarter of 2004, CVD and AD expenses were a credit of $40 million compared to an expense of $18 million in the fourth quarter of 2003. In December of 2004, the Company recorded a receivable of $62 million related to the CVD and AD revised rates. This receivable is composed of $5 million applicable to the fourth quarter of 2004 shipments and $57 million to prior periods.

Mill closure elements totalled $33 million in the fourth quarter of 2004, as a result of the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. In the fourth quarter of 2003, the Company announced the indefinite idling of the Lufkin and Port-Alfred paper mills, resulting in a provision for mill closure elements of $67 million.

Total amortization increased to $519 million, mainly due to an asset write down of $364 million taken in December of 2004, with respect to the permanent closure of the Port-Alfred and Sheldon paper mills. In the fourth quarter of 2003, the Company recorded asset write-offs of $67 million following the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon.

Comparing the fourth quarter of 2004 to the same period in 2003, the Canadian dollar was an average of 8% stronger against the US dollar. The Company estimates that this had an unfavourable impact of approximately $67 million on its operating results compared to the same period last year.

The Company recorded an operating loss from continuing operations of $335 million during the quarter, compared to $211 million for the fourth quarter of 2003. Lower operating results from continuing operations in the fourth quarter of 2004 resulted mainly from an increase in machine or mill closure-related costs of $263 million, the stronger Canadian dollar and higher distribution costs. These factors were partially offset by higher prices in the Company's three business segments and a credit related to the lumber CVD and AD revised rates discussed above. Also, in the fourth quarter of 2003, the Company had recorded a charge of $21 million for goodwill impairment in the wood products segment.

The Company recorded in the quarter an after-tax gain of $169 million on the translation of foreign currencies, derived primarily from its US dollar debt, compared to $130 million in the same quarter in 2003.

For a more extensive analysis of the quarter, please refer to the fourth quarter 2004 Management's Discussion and Analysis (MD&A) dated January 26, 2005.

TABLE 10: SUMMARY OF QUARTERLY RESULTS
(in millions of dollars, except per share amounts)

                                                                   2004                               2003
                                            Q-4     Q-3     Q-2     Q-1        Q-4     Q-3     Q-2     Q-1
                                              $       $       $       $          $       $       $       $
Sales                                     1,479   1,528   1,439   1,355      1,372   1,340   1,386   1,352
Operating profit (loss) from
 continuing operations                     (335)     82      51     (17)      (211)    (32)    (47)    (36)
Earnings (loss) from
 continuing operations                     (108)    182     (79)   (106)       (78)    (70)    146     180
Earnings (loss) from continuing
 operations per share                     (0.24)   0.41   (0.18)  (0.24)     (0.18)  (0.16)   0.33    0.41
Net earnings (loss)                        (108)    182     (79)    (31)       (81)    (70)    146     180
Net earnings (loss) per share             (0.24)   0.41   (0.18)  (0.07)     (0.18)  (0.16)   0.33    0.41
--------------------------------         ------------------------------------------------------------------

SUMMARY OF QUARTERLY RESULTS

On a quarterly basis, sales were positively impacted by price increases in the Company's three segments. This was partly offset by the strength of the Canadian dollar compared to the U.S. currency, going from an average of US$0.662 in the first quarter of 2003 to US$0.76 in the fourth quarter of 2003 and to


                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 55

US$0.819 in the fourth quarter of 2004, which represents a 24% strengthening of the Canadian dollar from the first quarter of 2003 to the fourth quarter of 2004.

The Company's operating results from continuing operations trended positively over the period, mainly because of price increases partly offset by the strength of the Canadian dollar compared to the U.S. currency. In the fourth quarter of 2004, operating results were negatively impacted by $33 million for mill closure elements and $364 million for asset write down, partly offset by the CVD/AD credit of $57 million from prior periods. In the fourth quarter of 2003, operating results were negatively impacted by $67 million for mill closure elements, $67 million for asset write-offs and $21 million for goodwill impairment.

Other than the elements mentioned above, the major element that affected the Company's net results is the loss (gain) on translation of foreign currencies, mainly due to the variation (weakening/ strengthening) of the Canadian dollar compared to the U.S. currency and its impact on the Company's debt denominated in US dollar.

The weighted average number of shares outstanding remained constant at 440 million during these periods.

FINANCIAL POSITION AND LIQUIDITY

The Company's cash and cash equivalents at the end of 2004 amounted to $135 million, an increase of $82 million, compared to $53 million at the end of 2003. In 2004, Abitibi-Consolidated generated $66 million of cash from continuing operating activities and $239 million of cash from financing activities of continuing operations, while it used $218 million of cash for investing activities of continuing operations. The major cash contribution during 2004 came from operating results of continuing activities.

CONTINUING OPERATING ACTIVITIES

Cash generated from continuing operating activities totalled $66 million in 2004, compared to $61 million in 2003. The slight increase in cash generated by operating activities was mainly due to the increase in operating results from continuing activities, excluding the non-cash items, partly offset by the increase of $152 million in non-cash operating working capital in 2004, compared to a reduction of $158 million in 2003. The increase in non-cash operating working capital in 2004 is mainly due to an increase in accounts receivable, following a reduction in the use of the securitization program and a reduction of accounts payable and accrued liabilities, partly offset by a reduction of inventories.

FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Cash generated from financing activities of continuing operations totalled $239 million in 2004, compared to $179 million in 2003. The increase of cash generated was mainly due to the increase of long-term US dollar debt in 2004, compared to 2003 and the reduction of dividends paid.

Long-term debt, including the current portion, amounted to $4,934 million at December 31, 2004, representing a ratio of net debt to total capitalization of 0.628, compared to $4,958 million and a ratio of 0.618 at December 31, 2003. The decrease in long-term debt is mainly due to the positive impact of the strengthening year-end Canadian dollar on US dollar denominated debt. This reduction is partly offset by the reduction of $63 million in the use of the securitization program, the increase in PanAsia's long-term debt related to the Hebei project and the consolidation of 100% of Augusta Newsprint Company as described further in the section OTHER NOTEWORTHY EVENTS. The increase in the current portion of the long-term debt from $317 million at the end of 2003 to $594 million as at December 31, 2004, is mainly attributable to the 8.30% notes coming due on August 1, 2005. At December 31, 2004, the available liquidities under the Company's banking credit facility were $737 million, excluding cash of $135 million.

On June 15, 2004, the Company issued, through a private placement, US$200 million of floating-rate notes due in 2011, and US$200 million of 7.75% notes due in 2011. The notes have been issued by Abitibi-Consolidated Company of Canada, and are unconditionally guaranteed by Abitibi-Consolidated Inc. The net proceeds from the offering were used to reduce outstanding debt under the Company's existing revolving credit facility, to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company, which became a wholly-owned subsidiary of Abitibi-Consolidated, and for general corporate purposes. Also, the Company's lenders extended the maturity of its revolving credit facility from June 30, 2005 to June 30, 2006. The applicable covenants include a net funded debt to capitalization ratio and an interest coverage ratio as shown in table 11. The required interest coverage ratio is essentially EBITDA to net interest charges on a trailing 12-month basis. For the twelve-month period ended December 31, 2004, the interest coverage ratio was 2.1x while the net funded debt to capitalization ratio amounted to 65.8% as at December 31, 2004.


56 MANAGEMENT'S DISCUSSION AND ANALYSIS

On June 18, 2003, Abitibi-Consolidated issued US$150 million of 5.25% notes due in 2008 and US$350 million of 6% notes due 2013. The net proceeds from the offering were used to repay outstanding debt under existing credit facilities.

TABLE 11: COVENANTS

Debt to Equity Ratio:
Net Funded Debt to Capitalization               70% or lower

Interest Coverage Ratio
    (on a trailing 12-month basis):
       1.25x or more                            For the fourth quarter of 2004
       1.50x or more                            For the year of 2005
       1.75x or more                            Until June 30, 2006 (Maturity)


On February 20, 2004, Moody's lowered its rating of the Company's debt instrument from Ba1 with a stable outlook, to Ba2 with a negative outlook. On March 4, 2004, Standard & Poor's also lowered its rating from BB+ with a negative outlook, to BB with a negative outlook. On October 1, 2004, DBRS confirmed its rating of the Company's debt instrument at BB (high) with the trend changed to negative from stable. On October 19, 2004, Moody's lowered its rating of the Company's debt instruments from Ba2 with a negative outlook, to Ba3 with a negative outlook. On December 20, 2004, Standard & Poor's lowered its rating of the Company's debt instruments from BB with a negative outlook, to BB-with a negative outlook. The Company does not expect in the short term a significant increase in its interest expense as a result of these rating changes.

INVESTING ACTIVITIES OF CONTINUING OPERATIONS

The Company used $218 million of cash for investing activities of continuing operations in 2004, compared to $312 million in 2003. In 2004, Abitibi-Consolidated used $385 million for capital expenditures compared to $262 million in 2003. Also in 2004, the Company generated $112 million from the sale of its remaining 25% interest in the Saint-Felicien mill and $57 million from the sale of its interest in Voyageur Panel.

The Company spent $385 million on capital expenditures in 2004, compared to $262 million in 2003. Construction payables included in capital expenditures decreased by $20 million in 2004, compared to an increase of $21 million in 2003, mainly due to the Alma conversion and the modernization of hydroelectric generating facilities at Iroquois Falls, Ontario. Major projects included the Hebei project ($106 million in 2004 and $10 million in 2003), the Alma conversion ($116 million in 2004 and $87 million in 2003) and the modernization of the hydroelectric generating facilities at Iroquois Falls ($32 million). The Hebei project remains on schedule, being 90% complete at the end of the year. The project cost is also on budget. The Alma conversion project is completed and is within the $30 million supplement to the original budget. The modernization of the Iroquois Falls hydroelectric facilities to produce an additional 13 megawatts, was completed in the last quarter of 2004, as scheduled and on budget. The remainder of the capital expenditures was mainly related to asset maintenance.

The Company intends to limit its capital expenditure program in 2005 below $300 million, excluding its share of the capital expenditures of the PanAsia joint venture, and to continue to apply free cash flows towards the reduction of debt.

2003 COMPARED TO 2002

Sales totalled $5,450 million in 2003, compared to $5,739 million in 2002. The Company's decrease in sales is mainly attributable to a stronger Canadian dollar compared to the U.S. currency and lower selling prices for value-added groundwood papers. These factors were partly offset by higher prices for newsprint as well as higher sales volume in value-added groundwood papers and wood products segments.

Net earnings from continuing operations amounted to $178 million in 2003, or $0.40 per share, compared to a loss from continuing operations of $49 million in 2002, or $0.11 per share. The improvement of $227 million in earnings from continuing operations resulted mainly from a gain of $741 million on translation of foreign currencies, compared to $54 million in 2002 and by lower financial expenses of $55 million, partly offset by lower operating results from continuing operations of $506 million.

Lower operating results from continuing operations resulted mainly from the effect of a stronger Canadian dollar for an amount of $161 million, the provision for mill closure elements and asset write-offs totalling $134 million announced on December 10, 2003 and lower selling prices for value-added groundwood papers. Also, the Company incurred $51 million more in CVD and AD in 2003 than in 2002. Furthermore, the Company recognized in the fourth quarter a goodwill impairment of $21 million related to its wood products segment. These elements were partly offset by higher prices for newsprint as well as higher sales volume in value-added groundwood papers and wood products segments.

The Company posted net earnings of $175 million in 2003, or $0.40 per share, compared to $257 million in 2002, or $0.58 per share. In 2002, the Company sold 75% of its Saint-Felicien pulp mill and realized an after-tax gain of $293 million.

The Company's cash and cash equivalents at the end of 2003 amounted to $53 million, a reduction of $93 million compared to $146 million at the end of 2002. In 2003, Abitibi-Consolidated generated $61 million of cash from continuing operating activities and $179 million of cash from financing activities of continuing operations, while it used $312 million of cash for investing activities of continuing operations. In 2003, there was no major cash transaction other than cash from operations, debt increase, payment of dividends and capital expenditures.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 57

SELECTED ANNUAL INFORMATION

TABLE 12: SELECTED ANNUAL INFORMATION
(in millions of dollars, except per share amounts)

                                                        2004     2003      2002
                                                           $        $         $

Sales                                                  5,801    5,450     5,739
Operating profit (loss) from
 continuing operations                                  (219)    (326)      180
Earnings (loss) from
 continuing operations                                  (111)     178       (49)
Earnings (loss) from continuing
 operations per share                                  (0.25)    0.40     (0.11)
Net earnings (loss)                                      (36)     175       257
Net earnings (loss) per share                          (0.08)    0.40      0.58
Total assets                                           9,787   10,241    11,156
Total long-term liabilities                            5,389    5,717     6,541
Dividends declared per share                           0.100    0.175     0.400
Exchange rates (CDN$1= US$):
   Closing exchange rate at year-end                   0.832    0.771     0.634
   Average noon rate for the year                      0.769    0.714     0.637
------------------------------------                ----------------------------

Sales were negatively impacted in 2003, compared to 2002 mainly by lower average prices in almost all segments of the Company. In 2004, the positive impact of price increases in the Company's three segments was partly offset by the strength of the Canadian dollar. The impact of a strengthening Canadian dollar compared to the U.S. currency contributed negatively to the trend, going from an average of US$0.637 in 2002 to US$0.769 in 2004.

The Company's operating profit from continuing operations turned to a loss position in 2003 mainly because of the strength of the Canadian dollar compared to the U.S. currency. In 2004, operating results were negatively impacted by $32 million for mill closure elements and $364 million for asset write down, partly offset by $32 million credit related to CVD/AD estimated revised rates applicable to prior years. In 2003, operating results were negatively impacted by $67 million for mill closure elements, $67 million for asset write-offs and goodwill impairment of $21 million.

Other than the elements mentioned above, the major factor that affected the Company's net earnings is the gain on translation of foreign currencies, mainly due to the strengthening Canadian dollar and its impact on the Company's debt denominated in US dollar.

The downward trend in the total assets and total long-term liabilities is mainly caused by the strengthening of the Canadian dollar compared to the U.S. currency going from a rate of US$0.634 at the end of 2002 to US$0.771 at the end of 2003 and to US$0.832 at the end of 2004. The asset write down of $364 million in 2004 and asset write-offs of $67 million in 2003 also contributed to the downward trend in total assets.

The weighted average number of shares outstanding remained constant at 440 million during these periods.

In the second quarter of 2003, the Company's Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.

OTHER NOTEWORTHY EVENTS

On January 26, 2005, the Company announced an in-depth operations' review, whose goals are to achieve cost and productivity improvements as well as other profit improvement initiatives. This plan will be implemented over the next quarters and should deliver its full benefit by the end of 2006.

On July 7, 2004, Abitibi-Consolidated and the Communications, Energy and Paperworkers Union of Canada (CEP) reached a tentative five-year labour agreement that will serve as the pattern for contract talks for 30,000 pulp and paper employees in eastern Canada. This agreement, covering approximately 4,000 workers in 12 mills of the Company's newsprint and value-added groundwood papers divisions, is retroactive to May 1, 2004. It provides for wage increases totalling 11% over its term and provides for certain improvements in group-benefit plans. The agreement settles benefits on pension plans for the next ten years, increasing the Company's obligation by approximately $95 million. On July 16, 2004, all CEP union locals of the mills involved in the negotiation ratified the agreement.

On July 1, 2004, the Company acquired for US$10.5 million an additional 2.5% interest in Augusta Newsprint Company (ANC), which operates a newsprint mill in Augusta, Georgia, thereby increasing its interest to 52.5% and obtained control. As a result, since July 1, 2004, the Company's consolidated financial statements include ANC's complete financial results, assets and liabilities, and show as a non-controlling interest the partner's 47.5% share in the subsidiary.

On June 2, 2004, the Company exercised its option to purchase its partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (Alabama joint-venture) at a pre-determined nominal amount of US$5 million. As part of the transaction, both partners renounced their respective loans, resulting in the recognition of an excess of consideration over the book value of the non-controlling interest for $12 million allocated in property, plant and equipment. At the beginning of 2003, the option became exercisable and in accordance with GAAP, the Company began to include the Alabama joint-venture's complete financial results, assets and liabilities in its consolidated financial statements.

58 MANAGEMENT'S DISCUSSION AND ANALYSIS

On May 19, 2004, the Company sold its interest in Voyageur Panel for net proceeds of US$41 million, plus as much as US$2 million, to be paid in 2005 based on oriented strand board (OSB) prices between closing and year-end. Voyageur Panel was an OSB joint venture between Boise Cascade Corporation (47%), Abitibi-Consolidated (21%), Northwestern Mutual Life Insurance Company (17%), and Allstate Insurance Company (15%). In the second quarter of 2004, an after-tax gain of $19 million was recorded as a result of the transaction.

On February 27, 2004, Abitibi-Consolidated sold its remaining 25% interest in SFK GP for gross proceeds of $118 million. Net proceeds of $112 million were used for the repayment of certain outstanding debt and for general corporate purposes. As a result, Abitibi-Consolidated no longer has an interest in SFK GP.

On January 15, 2004, the Company announced that its Quebec-West Woodlands Division has received certification under the Sustainable Forest Management
(SFM) Standard of the Canadian Standards Association (CSA). This registration certifies 1.6 million hectares of public forestlands in Quebec.

RISKS AND UNCERTAINTIES

GLOBAL MARKETS AND COMPETITION

The Company competes in North American and overseas export markets with numerous forest products companies, some of which have greater financial resources than the Company does. There has been an increasing trend towards consolidation, leading to new global producers. These global producers are typically large, well-capitalized companies that may have greater flexibility in pricing, and financial resources for marketing, investment and expansion than Abitibi-Consolidated does. The Company's lumber business also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, the Company also competes on the basis of customer service, quality and product type. There has also been an increasing trend toward consolidation among Abitibi-Consolidated's customers. With fewer customers in the market for the Company's products, the strength of its negotiation position with these customers could be weakened.

Newsprint sales in North America represent 32% of the Company's total sales. The Company assesses the North American newsprint market to be a mature-market. Between 2000 and 2001, North American newsprint demand declined by 1,417,000 tonnes or 11%. Since then, demand has declined by 600,000 tonnes in three years or an average of 1.7% annually. Concurrently, North American newsprint production capacity has declined by 2,409,000 tonnes or 15% since 2000. The Company is now of the view that the 11% demand reduction observed in 2001 constituted a step change, such a reduction being permanent rather than cyclical. As a result of its assessment of the newsprint market on January 26, the Company announced the permanent closure and the write down of its Sheldon and Port-Alfred newsprint mills, as well as an in-depth review of its operations.

Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. Continued difficult economic conditions in 2004 limited the North American growth in advertising spending and newsprint consumption.

Paper prices are also tied to variances in production capacity. The Company believes that worldwide newsprint capacity increases are at historically low levels.

The Company expects a moderate improvement in the general market environment for newsprint and value-added groundwood papers in 2005, arising from a continued economic recovery in North America and in Europe, combined with the reduction of newsprint capacity in North America.

FIBRE SUPPLY

Fibre represents the Company's major raw material in the production of wood products, paper and pulp. The Company uses both virgin fibre (woodchips and logs) and recycled fibre (old newspapers and magazines) as fibre sources for its paper mills.

The virgin fibre supply required by the Company in Canada is mostly assured by agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it is in material compliance with all forest regulations.

Wood chips supplied from the Company's sawmills, together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices, represent approximately 89% of the Company's Canadian pulp and paper mills requirements in virgin fibre.

On December 14, 2004, the Commission for the study of public forest management in Quebec tabled its final report. The mandate of this commission was to examine the Quebec forest regime and the state of the forest on public land. The report of the Commission includes several recommendations dealing with practically all aspects of the Quebec forest regime. The report may result in temporary reductions in the volumes harvested on public land. In the coming weeks, the minister for Forests, Wildlife and Parks should give indications regarding what actions the government intends to take following this report.

Virgin fibre in the United States is obtained through the Company's private timberlands and long-term supply contracts.

The Company is the largest North American consumer of old newspapers and magazines. The Company is involved in the recovery of

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 59
old paper and has contracts with numerous municipalities, cities, recyclers, waste haulers and brokers in countries where its mills are located. The Company's own recovery network, excluding PanAsia, accounts for 39% of its recycled fibre needs.

The Company believes that the balance of fibre supply between its internal sources and the open market is more than adequate to support its wood products, paper and pulp production requirements.

ENERGY

In its manufacturing processes, the Company consumes a large volume of energy. Expressed in Gigajoules, the Company, excluding PanAsia, self-generates approximately 39% of the steam and power required in its paper mills. Another 26% of its energy is comprised of electricity bought in regulated jurisdictions. For the remaining 35%, the Company is exposed to the fluctuations of energy commodities prices. In North America, during 2004, prices for natural gas and bunker "C" oil were relatively flat compared to 2003 and natural gas prices in the UK were up 20% compared to last year.

In 2004, electricity prices increased between 4% and 19% in main regulated jurisdictions where the Company has operations. In Ontario, electricity prices were on average 8% lower than 2003, mainly due to additional available generation and the cool temperatures observed during the summer of 2004. The Ontario government has announced further changes for the Ontario electricity market. The main result of these changes is that a larger portion of the Company's consumption will be at a fixed price and that price could increase over time.

In 2004, the Company continued to implement its corporate energy policy in order to reduce the risk associated with energy commodities prices. However, the lack of liquidity for certain commodities did not allow the Company to fully implement the policy.

The Company's ability to continue to internally generate hydroelectric power is conditional upon its ability to maintain and renew its rights to utilize and manage provincial waterways. These rights are subject to certain conditions and their renewal is subject to government discretion.

SOFTWOOD LUMBER DISPUTE

Since the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the USDOC has instituted CVD/AD investigations. In 2002, "final determinations" were issued by the U.S. government and duties have been imposed at rates of 18.79% for CVD and 12.44% for the Company-specific AD, calculated on the sales of the Company's lumber shipped to the United States. On December 20, 2004, following the completion of its first administrative reviews, the USDOC lowered the industry-based CVD and Abitibi-Consolidated specific AD deposit rates from 18.79% to 17.18% and from 12.44% to 3.12% respectively. Both the Company and various other parties have indicated that they intend to appeal both USDOC first review determinations. The duty assessment rates may change as a result of these appeals. Once the results of the first administrative reviews become final, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury, the Company will be entitled to a refund with interest of the difference between the amounts of estimatedduties deposited from May 22, 2002 through to April 30, 2003 for the AD case and from May 22, 2002 through to March 31, 2003 for the CVD case, and the final assessment rates determined in the first review provided the deposits made exceed the final assessed amount. If, on the other hand, the amounts deposited turn out to be insufficient to cover the duties assessed, the Company will owe the difference, with interest.

As a result of these rate changes, the Company recognized in December of 2004, an amount receivable of $62 million of which $18 million covers the first review period, $23 million covers the second review period and $21 million covers part of the third review period up to December 2004. The portion of this account receivable relating to CVD was $10 million in total and by period $3 million, $4 million and $3 million respectively. The Company believes that the AD and CVD rates determined in the first reviews reflect the best current estimates of its ultimate duty liability, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury. For exports occurring during the first administrative review periods, the rates mentioned in the previous paragraph are those determined by the USDOC. The first review results are consistent with the Company's preliminary calculations of its potential AD liability for the second and third periods, based on the methodologies the USDOC applied in the first review. The Company does not believe the AD rate for this first period is likely to increase as a result of appeals. The Company's assessment of the ultimate CVD liability is more uncertain, because it is unclear what methodology for measuring a subsidy will result from the appeals process. At this time, the Company has no basis for estimating its ultimate CVD liability for periods two and three other than to use the rate the USDOC has recently determined. The Company believes that the rate determined by the USDOC in its first period review better reflects its likely maximum duty liability, rather than the deposit rates in effect on the date of export and as originally expensed. The USDOC applied different methodologies for measuring the amount of subsidy benefit in the first period review than it applied in the original investigation, and thus, the amended first period rate more accurately reflects the USDOC's current approach. The Company notes however, that the USDOC has not yet made preliminary or final determinations in the second period review, and has not yet initiated a third period review, and thus the Company's ultimate duty liability for these periods, if any, remains uncertain.

60 MANAGEMENT'S DISCUSSION AND ANALYSIS

As a company with global manufacturing operations, Abitibi-Consolidated believes free and open trade is critical to maintain global competitiveness and remains confident that lower rates, if any at all, will prevail in the final determination.

Based on normal shipment patterns and anticipated prices, the impact of every 1% increase or decrease in CVD/AD, represents a change of approximately $2.3 million to net earnings annually.

ENVIRONMENT

The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities and that the only foreseeable significant capital expenditure in 2005 will be some modifications to its air emission equipment at the Grand Falls and Stephenville, Newfoundland mills.

The Company conducts environmental compliance audits, generally performed by internal auditors, which cover all the Company's paper and wood products sites over a defined schedule of time. The Company has implemented an Environmental Management System in all of its operations, except for recent acquisitions.

The Company has implemented a certification process of its Environmental Management System, under the International Standards Organization (ISO) for its pulp and paper mills, sawmills, and woodlands operations. At the end of 2004, all the Company's operations were certified ISO 14001, except for recent acquisitions.

With respect to the Company's commitment to obtain the sustainable forest management certification for its North American operations by the end of 2005, the progress made to date is within expectations. The Company also made progress in 2004 on the high-conservation value-forests project defined under the 2003 agreement with World Wildlife Fund.

FOREIGN EXCHANGE

The Company's principal paper markets are outside Canada and therefore exposure to the US dollar is a risk to its business. Approximately 77% of revenues and 14% of manufacturing costs of North American operations are in US dollars. The US dollar exposure may therefore cause volatility in the Company's cash flows, earnings and debt.

The Company's foreign exchange program includes partial hedging of US dollar and other currencies cash flows. The Company also borrows most of its long-term debt in US dollars and this debt constitutes an effective partial economic hedge on future US dollar cash flows.

PENSION FUNDS

Abitibi-Consolidated maintains both defined benefit and defined contribution pension plans. As discussed further in the section CRITICAL ACCOUNTING POLICIES AND ESTIMATES, in 2005, Abitibi-Consolidated will make a contribution of approximately $75 million in excess of its annual pension expense to satisfy a portion of the underfunded liability of its defined benefit pension plans, as required by law. Over time, the Company will continue to make contributions until its pension plans' funding legal obligations are satisfied.

CHANGES IN BANKING AND CAPITAL MARKETS AND CHANGES IN INTEREST RATES

Abitibi-Consolidated requires both short-term and long-term financing to fund its operations, including capital expenditures. Changes in banking, capital markets and/or its credit rating could affect the cost or availability of financing. In addition, the Company is exposed to changes in interest rates with respect to floating-rate debt, and in determining the interest rate of any new debt issues.

PRICE AND EXCHANGE RATE SENSITIVITY

The Company's pre-tax earnings, net earnings and earnings per share are impacted by fluctuations in selling prices and foreign exchange to the extent shown in table 13.

TABLE 13: SENSITIVITY ANALYSIS
(in millions of dollars, except per share amounts)

Based on budgeted volumes, prices, exchange rates and financial hedges in place as at December 31, 2004

                                                       IMPACT ON

                                            PRE-TAX          NET    NET EARNINGS
                                           EARNINGS     EARNINGS       PER SHARE
                                                  $            $               $
US$25 CHANGE IN TRANSACTION
PRICE - PER UNIT
Newsprint (1)                                   152          103            0.23
Value-added groundwood papers (1)                60           41            0.09
Wood products (2)                                65           44            0.10

FOREIGN EXCHANGE (3)
US$0.01 change in relative value
 to the Canadian dollar
   Cash impact                                   30           21            0.05
   Non-cash impact                               59           47            0.11
--------------------------------        ----------------------------------------

(1) Per tonne
(2) Per thousand board feet
(3) Non-cash impact mainly attributable to translation of foreign currencies affects earnings the opposite way as to cash impact


                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 61

OUTLOOK

The Company is a major global leader in newsprint and value-added groundwood papers with interests in operations in Canada, the United States, the United Kingdom, South Korea, China and Thailand. It is also one of the major lumber producers in North America.

After giving effect to machine start-ups, closures and conversions completed in 2004 and those announced for 2005, the Company's production capacity, for 2005, is as presented in table 14.

TABLE 14. PRODUCTION CAPACITY

Newsprint (1)                                   5,060 Thousand tonnes
Value-added groundwood papers (1)               2,123 Thousand tonnes
Market pulp                                        87 Thousand tonnes
Lumber and other wood products                  2,117 Million board feet
I-joists                                           35 Million linear feet
----------------------------------            ---------------------------
(1) Includes currently idled capacity


The Company believes, considering economists' forecasts for growth in the U.S. economy during the year, that North American newsprint markets could decrease slightly in 2005.

The Company expects the market for value-added groundwood papers will continue to improve, as advertising expenditures and retail sales continue to recover in 2005 along with the economy.

The Company intends to limit its capital expenditures program in 2005 at below $300 million, excluding its portion of the capital expenditures of the PanAsia joint venture. The Company also intends to apply free cash flows toward the reduction of long-term debt.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statementsmay be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. Some of the factors, which could cause results or events to differ materially from current expectations, are discussed above under the section RISK AND UNCERTAINTIES and other cautionary factors are outlined elsewhere in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the normal course of business, the Company is exposed to certain financial risks. The Company does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The market value of financial instruments contracted by the Company arises mostly from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. More information on financial instruments is presented in Note 27 of the consolidated financial statements.

FOREIGN EXCHANGE

The Company can use various financial instruments such as US dollar forwards as well as US dollar and Euro zero cost option tunnels, to reduce its exposure to foreign currency exchange risk. The Company's sales, excluding PanAsia, denominated in US dollar and Euro represent 74% and 6% of total sales, respectively. The foreign exchange financial contracts only hedge a portion of the sales. This portion declines as the hedge horizon increases. These hedges are all due to mature within the next two years. The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded.

Furthermore, the long-term debt expressed in US dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.

INTEREST RATE

At year-end, 68% of the Company's recourse debt was at fixed rates taking into account interest rate swap agreements. The interest rate contracts are only for a portion of the Company's bond portfolio and mature in the years 2005 through 2011.

Interest expense on the debt is adjusted to include payments made or received under these agreements. The net related amount receivable or payable from counterparts is included in the accounts receivable or accounts payable.

CREDIT RISK

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the

62 MANAGEMENT'S DISCUSSION AND ANALYSIS
newspaper publishing, commercial printing, advertising and paper converting as well as lumber wholesaling and retailing businesses.

The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate this risk, the Company contracts its derivative financial instruments with credit worthy financial institutions.

CONTRACTUAL OBLIGATIONS

The Company has operating leases and other commitments entered into in the normal course of business. These commitments, which are not accounted for on the Company's consolidated balance sheets, are described in Note 28 of the consolidated financial statements.


TABLE 15: SUMMARY
OF CONTRACTUAL OBLIGATIONS
(in millions of dollars, as at December 31, 2004)

                                         TOTAL COMMITMENTS BY PERIOD

                            TOTAL  WITHIN    1 - 3    4 - 5    AFTER       NON-
                      COMMITMENTS  1 YEAR     YEAR     YEAR   5 YEAR   RECOURSE
                               $        $        $        $        $          $

Long-term debt             4,934      594      745      857    2,738        398
Operating leases              60       21       28        8        3          3
Purchase obligations          34       34       --       --       --         34
-------------------- ----------------------------------------------------------
TOTAL CONTRACTUAL
 OBLIGATIONS               5,028      649      773      865    2,741        435
--------------------  ---------------------------------------------------------

Table 15 represents contractual agreements that are enforceable and are legally binding on the Company. Consequently, all recourse and non-recourse obligations to the Company have been included in the total commitments. The non-recourse information is also shown separately.

Abitibi-Consolidated has long-term debt with contractual maturities as described in Note 21 of the consolidated financial statements.

Purchase obligations are entirely composed of capital expenditures. At the end of 2004, the Company's portion of PanAsia's firm commitments was US$28 million related to the Hebei project.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has an ongoing program to sell up to US$500 million of accounts receivable, with minimal recourse. Under this program, the outstanding balance in Canadian dollars, as at December 31, 2004 was $441 million compared to $504 million at December 31, 2003.

TRANSACTIONS WITH RELATED PARTIES

On February 27, 2004, the Company sold its remaining 25% interest in SFK GP. Consequently, the 2004 information represents only two months of transactions in which the Company had an interest in SFK GP and at the end of 2004, the accounts receivable from SFK GP were not considered as owed by a "related party". Historically, the Company supplied all the required fibre to the Saint-Felicien mill to produce market pulp. SFK GP has a 20-year fibre supply agreement whereby the Company uses its supply network to source such fibre. Subject to certain conditions, the price of fibre payable by SFK GP is linked to the price of pulp for the first 740,000 tonnes of fibre per year. The Company has also agreed to purchase some market pulp from SFK GP. These transactions are in the normal course of operations and have been carried out on the same terms as would have applied with unrelated parties and were accounted for at the exchange value, except for the fibre sales as mentioned previously.

TABLE 16: TRANSACTIONS WITH RELATED PARTIES
(in millions of dollars, as at December 31)

                                2004        2003
                                   $           $

Value of fibre
 supplied to SFK GP               14          92
Purchases
 of market pulp                    3          25
Account receivable
    from SFK GP                   --           2
--------------------           ------------------

CHANGES IN ACCOUNTING POLICIES

ADOPTED DURING FISCAL YEAR OF 2004

ELIMINATION OF INDUSTRY PRACTICE

The new CICA Handbook section 1100, GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section establishes standards for financial reporting in accordance with GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, complementing section 1000, FINANCIAL STATEMENT CONCEPTS. The new standard eliminates "industry practice" as a possible source to consult. As a result, starting January 1, 2004, the Company has retroactively applied its distribution and CVD/AD costs as an expense, instead of a reduction of gross sales to determine "Sales."

The application of the new standard increased both sales and expenses by $664 million in 2003 and $617 million in 2002 with no impact on net earnings and on cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS

The Accounting Standards Board of the CICA has issued section 3063, IMPAIRMENT OF LONG-LIVED ASSETS, which is effective for fiscal years beginning on or after April 1, 2003. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 63
monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.

The implementation of this new standard had no initial material impact on the Company's consolidated financial statements.

ASSET RETIREMENT OBLIGATIONS

The CICA has issued a new section in the CICA Handbook, section 3110, ASSET RETIREMENT OBLIGATIONS, which is effective for fiscal years beginning on or after January 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

The implementation of this new standard had no material impact on the Company's consolidated financial statements.

STOCK-BASED COMPENSATION

The CICA has issued a new recommendation relative to Handbook section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS, which is effective for fiscal years beginning on or after January 1, 2004. The recommendation states that the fair value-based method must be used, the intrinsic value method being no longer acceptable. The Company has adopted the new recommendation retroactively with restatement.

As a result of this recommendation, both "Contributed Surplus" and "Deficit" increased by $6 million as at December 31, 2003. The restatement of prior period earnings resulted in an increase in "Selling, general and administrative expenses" of $4 million in 2003 and $2 million in 2002.

HEDGING RELATIONSHIP

The CICA has issued Accounting Guideline AcG-13, HEDGING RELATIONSHIPS, which should be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The Guideline presents the views of the Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The guideline establishes certain conditions as to when hedge accounting may be applied.

The implementation of this new accounting guideline had no material impact on the Company's consolidated financial statements.

REVENUE RECOGNITION

The Emerging Issues Committee ("EIC") of the CICA issued EIC-141, REVENUE RECOGNITION, EIC-142, REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES and EIC-143, ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE CONTRACTS, which were all effective for annual and interim periods beginning on or after December 17, 2003. EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, REVENUE. Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. The implementation of the accounting treatments presented in these EIC's had no material impact on the Company's consolidated financial statements.

EXPECTED TO BE ADOPTED IN SUBSEQUENT YEARS

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Company will adopt AcG-15, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.

The Company does not expect that the implementation of this guideline will have a material impact on its consolidated financial statements.

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

In January 2005, the CICA published the following three new sections of the CICA
Handbook: Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENTS,
Section 3865, HEDGES and Section 1530, COMPREHENSIVE INCOME. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are harmonized with standards issued by the Financial Accounting Standards Board.

While management is currently assessing the effects of these new recommendations, impacts consistent with the adjustments described under Note 30
d) 1 and 2 and e) of the Company's consolidated financial statements are expected.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's summary of significant accounting policies is described in Note 1 of the consolidated financial statements. Abitibi-Consolidated believes its most critical accounting policies include those related to foreign exchange, property, plant and equipment, the Company's employee future benefit plans, goodwill and future income taxes.

FOREIGN EXCHANGE

The application of CICA Handbook Section 1650, FOREIGN CURRENCY TRANSLATION requires that monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies be translated at year-end exchange rate and the gains

64 MANAGEMENT'S DISCUSSION AND ANALYSIS
or losses resulting from the period to period exchange variation be absorbed in the consolidated statements of earnings.

The majority of the Company's long-term debt is denominated in US dollars. A variation of US$0.01 in relative value to the Canadian dollar represents $59 million of non-cash pre-tax gain or loss to the Company's consolidated statements of earnings.

PROPERTY, PLANT AND EQUIPMENT

The Company records its property, plant and equipment at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets. Property, plant and equipment purchased following a business acquisition are recorded at their fair value based on an independent study.

The Company amortizes plant and equipment over their productive life mainly using the straight-line method. However, the Company records a write-down when it is probable that the value of a long-lived asset is impaired. The Company assesses the probability of future use of its property, plant and equipment and assesses the fair value related to the most likely outcome.

GOODWILL

The application of CICA Handbook Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS requires that the excess of the purchase amount of acquisitions over the value of the identifiable net assets should not be amortized to earnings, but periodically tested for impairment.

The Company uses certain operating and financial assumptions to conduct its impairment test. This test uses current market information, when available, or other generally accepted valuation methods, such as discounted cash flows. Differences in assumptions regarding discount rates and projection of future operating cash flows could have a significant impact on the determination of the impairment amount reported through the Company's consolidated statements of earnings. These assumptions are tested against relevant independent information for consistency and reliability.

Changes in estimates or assumptions could affect the goodwill impairment in the statements of earnings and goodwill in the balance sheets of the Company's consolidated financial statements.

EMPLOYEE FUTURE BENEFIT PLANS

The application of CICA Handbook Section 3461, EMPLOYEE FUTURE BENEFITS requires judgments regarding certain assumptions that affect the amounts recorded for estimated plans accrued benefit obligations and related income or expense.

The Company uses independent actuarial firms to perform actuarial valuation of the fair values of post-retirement and pension plans obligations and costs. The major assumptions are the discount rate used to calculate the present value of the pension obligation, the expected return on plan assets and the compensation rate increase. The Company, based on its own experience and recommendations from its actuarial firms, evaluates these assumptions annually which have been estimated for 2004 at 6% for the discount rate and 3.75% for the compensation rate increase in the case of the obligation and at 6.25% for the discount rate, 7.5% for the return on plan assets and 4% for the compensation rate increase in the case of the expense.

The Company amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. As at December 31, 2004, the Company's deficit of the fair value of the pension plan assets over its accrued benefit obligation was $779 million, compared to $696 million at the end of 2003. This increase is mainly attributable to plan amendments, a reduction of the discount rate and a change to a more recent mortality table, partly offset by the high return on plan assets in the last quarter of 2004. In 2004, the Company performed an actuarial valuation on most of its pension plans. As a result, the Company anticipates that it will fund its actuarial deficit over the next five years. Consequently, the Company believes its minimum pension and post retirement benefits funding in excess of pension expense will be in the range of $75 million for 2005, compared to $116 million in 2004. Total funding, including the expense portion, is expected to be at approximately the same level in 2005 compared to 2004.

Changes in estimates or assumptions could affect the employee future benefits in the balance sheets and cost of products sold in the statements of earnings of the Company's consolidated financial statements. A change of 0.25% in the discount and compensation rates would represent a variation in the pension obligation of approximately $100 million and $25 million, respectively. Also, a change of 0.25% in the discount, return on plan assets and compensation rates would represent a variation in the pension costs of approximately $5 million, $8 million and $3 million, respectively. These sensitivities are based on actual assumptions and could differ when using a different base or percentage of variation in a way that may not be linear or symmetrical.

A description of the plans, the assumptions used in the calculation and certain sensitivities are presented in Note 22 of the consolidated financial statements.

FUTURE INCOME TAXES

The application of CICA Handbook Section 3465, INCOME TAXES requires that future income tax assets and liabilities be recognized for the future income tax consequences of events that have been included in the consolidated statements of earnings or income tax returns. Future income tax is provided for using the liability method and recognizes all significant temporary differences between the tax and consolidated financial statements bases of assets, liabilities and certain carry forward items.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 65

The Company's future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company evaluates its future income tax assets periodically.

Changes in estimates or assumptions could affect the income tax in the statements of earnings and the future income taxes in the balance sheet of the Company's consolidated financial statements.

USE OF NON-GAAP FINANCIAL MEASURES

EBITDA is not a recognized measure under Canadian GAAP. The Company believes that this measure is useful supplemental information as it provides readers with an indication of cash generated prior to debt service, capital expenditures and income taxes. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance or cash flows from continuing operating, investing and financing activities as a measure of liquidity and cash flows.

As shown in table 17, EBITDA is calculated by adding amortization of plant and equipment, amortization of intangible assets as well as goodwill impairment to operating profit from continuing operations. The Company's method for calculating this information may differ from that used by other companies and, accordingly, this information may not be comparable to measures used by other companies.

TABLE 17: EBITDA RECONCILIATION
(in million of dollars)

                                                            2004           2003
                                                               $              $

Operating profit (loss) from
   continuing operations (1)                                (219)          (326)
Plus:
   Amortization of plant and equipment                       966            687
   Amortization of intangible assets                          16             16
   Goodwill impairment                                        --             21
-------------------------------------                   ------------------------
EBITDA (1)                                                   763            398
=====================================                   ========================

(1) Includes mill closure elements of $32 million in 2004 and $67 million in
    2003


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

Disclosure controls and procedures have been established by the Company to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and ultimately reported to the Board and the Audit Committee.

The Company has also established internal controls and procedures for financial reporting to ensure that the financial information contained in this MD&A and the related financial statements is fairly presented in conformity with GAAP and that the Company's transactions are properly approved, its assets are safeguarded against unauthorized or improper use, and the transactions it enters into are properly recorded and reported to permit the preparation of the Company's consolidated financial statements in conformity with GAAP.

In the year ended December 31, 2004, the Company did not make any significant changes in, nor take any significant corrective actions regarding, the controls and procedures described in the two preceding paragraphs, or other factors that could significantly affect these controls and procedures. The Company's CEO and CFO periodically review the aforementioned controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company's CEO and CFO were satisfied with the effectiveness of the aforementioned controls and procedures.

OVERSIGHT ROLE OF AUDIT COMMITTEE AND THE BOARD OF DIRECTORS

The Audit Committee reviews the Company's annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

ADDITIONAL INFORMATION

Additional information relating to Abitibi-Consolidated, including the Annual Information Form, is on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com and on the Company's website at www.abitibiconsolidated.com.


66  MANAGEMENT'S DISCUSSION AND ANALYSIS

                                   MANAGEMENT'S REPORT     68
                                      AUDITORS' REPORT     69
                     CONSOLIDATED FINANCIAL STATEMENTS     70
                  2004 QUARTERLY FINANCIAL INFORMATION    110
                  2003 QUARTERLY FINANCIAL INFORMATION    111
                                     HISTORICAL REVIEW    112




                                  FINANCIAL STATEMENTS

MANAGEMENT'S REPORT


The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company's management and have been approved by its Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts, which are based on best estimates and judgment. Financial information provided elsewhere in the Annual Report is consistent with that shown in the consolidated financial statements.

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles. A team of internal auditors regularly evaluates the effectiveness of the Company's accounting systems, policies and internal controls and procedures for financial reporting, and presents its findings to senior management and informs the Audit Committee of its conclusions arising from this evaluation.

External and internal auditors have free and independent access to the Audit Committee, which is comprised of five unrelated members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report follows.



/s/ John W. Weaver                               /s/ Pierre Rougeau

John W. Weaver                                   Pierre Rougeau
President and Chief Executive Officer            Senior Vice-President,
                                                 Corporate Development and Chief
                                                 Financial Officer
February 28, 2005
Montreal, Canada                                 February 28, 2005
                                                 Montreal, Canada

68  MANAGEMENT'S REPORT

AUDITORS' REPORT


TO THE SHAREHOLDERS OF
ABITIBI-CONSOLIDATED INC.

We have audited the consolidated balance sheets of Abitibi-Consolidated Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
January 28, 2005
Montreal, Canada

                                                           AUDITORS' REPORT  69

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

                                                                         2004                 2003                 2002
                                                                            $                    $                    $
                                                                                (restated - note 1)  (restated - note 1)
Sales                                                                   5,801                5,450                5,739
---------------------------------------------------------------------   -----------------------------------------------
Cost of products sold                                                   4,138                4,136                4,107
Distribution costs                                                        631                  587                  591
Countervailing and anti-dumping duties (note 3)                            50                   77                   26
Selling, general and administrative expenses                              187                  185                  171
Mill closure elements (note 5)                                             32                   67                    -
Amortization of plant and equipment (note 4 and note 15)                  966                  687                  648
Amortization of intangible assets                                          16                   16                   16
Goodwill impairment (note 17)                                               -                   21                    -
---------------------------------------------------------------------   -----------------------------------------------
Operating profit (loss) from continuing operations                       (219)                (326)                 180
Financial expenses (note 6)                                               388                  389                  444
Gain on translation of foreign currencies                                (324)                (741)                 (54)
Other expenses (income) (note 7)                                          (16)                   9                   13
---------------------------------------------------------------------   -----------------------------------------------
Earnings (loss) from continuing operations before the following items    (267)                  17                 (223)
Income tax recovery (note 9)                                             (161)                (151)                (181)
Share of earnings from investments subject to significant influence        (6)                   -                    -
Non-controlling interests                                                  11                  (10)                   7
---------------------------------------------------------------------   -----------------------------------------------
Earnings (loss) from continuing operations                               (111)                 178                  (49)
Earnings (loss) from discontinued operations (note 8)                      75                   (3)                 306
---------------------------------------------------------------------   -----------------------------------------------

Net earnings (loss)                                                       (36)                 175                  257
=====================================================================   ===============================================

Per common share (basic and diluted) (note 24)
    Earnings (loss) from continuing operations                          (0.25)                0.40                (0.11)
    Net earnings (loss)                                                 (0.08)                0.40                 0.58
=====================================================================   ===============================================

Weighted average number of common shares outstanding (in millions)        440                  440                  440
Common shares outstanding, end of year (in millions)                      440                  440                  440
=====================================================================   ===============================================

CONSOLIDATED STATEMENTS OF DEFICIT
YEARS ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)

                                                                         2004                 2003                 2002
                                                                            $                    $                    $
Deficit, beginning of year, as reported                                  (395)                (497)                (580)
Cumulative effect of changes in accounting policies (note 1)               (6)                  (2)                   -
---------------------------------------------------------------------   -----------------------------------------------
Deficit, beginning of year, as restated                                  (401)                (499)                (580)
Net earnings (loss)                                                       (36)                 175                  257
Dividends declared                                                        (44)                 (77)                (176)
---------------------------------------------------------------------   -----------------------------------------------

Deficit, end of year                                                     (481)                (401)                (499)
=====================================================================   ===============================================

See accompanying Notes to consolidated financial statements.


70  CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)

                                                                         2004                 2003                 2002
                                                                            $                    $                    $
                                                                                (restated - note 1)  (restated - note 1)
CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                               (111)                 178                  (49)
Amortization                                                              982                  703                  664
Goodwill impairment (note 17)                                               -                   21                    -
Future income taxes (note 9)                                             (169)                (156)                (208)
Gain on translation of foreign currency long-term debt                   (360)                (823)                 (59)
Employee future benefits, excess of disbursements over expense           (116)                 (34)                 (69)
Long-term portion of countervailing and anti-dumping duties
   receivable (note 3)                                                    (44)                   -                    -
Non-cash mill closure elements                                             28                    -                    -
Gain on disposal of investment (note 13)                                  (25)                   -                    -
Share of earnings from investments subject to significant influence        (6)                   -                    -
Non-controlling interests                                                  11                  (10)                   7
Other non-cash items                                                       28                   24                   23
------------------------------------------------------------------     --------------------------------------------------
                                                                          218                  (97)                  309
Changes in non-cash operating working capital components (note 10)       (152)                 158                  (66)
------------------------------------------------------------------     --------------------------------------------------
Cash flows from continuing operating activities                            66                   61                  243
------------------------------------------------------------------     --------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                              1,380                1,595                  911
Repayment of long-term debt                                            (1,067)              (1,334)              (1,281)
Financing fees                                                             (9)                  (9)                   -
Cash contributions by non-controlling interests                             8                   43                    -
Dividends paid to shareholders                                            (55)                (110)                (176)
Dividends and cash distributions paid to non-controlling interests        (18)                  (8)                  (5)
Net proceeds on issuance of shares (note 23)                                -                    2                    -
------------------------------------------------------------------     --------------------------------------------------
Cash flows from (used in) financing activities of
   continuing operations                                                  239                  179                 (551)
------------------------------------------------------------------     --------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                               (385)                (262)                (214)
Additions to intangible assets                                             (1)                  (4)                   -
Business acquisitions, net of cash acquired (note 2)                        8                    -                    -
Acquisition of non-controlling interests (note 2)                          (9)                   -                    -
Net proceeds on disposal of discontinued operations
   (note 2 and note 13)                                                   112                    -                  460
Net proceeds on disposal of an investment (note 13)                        57                    -                    -
Net proceeds on disposal of property, plant and equipment and
   other assets                                                             4                    7                    -
Investments                                                                (4)                 (31)                 (46)
Other                                                                       -                  (22)                   -
------------------------------------------------------------------     --------------------------------------------------
Cash flows from (used in) investing activities of
   continuing operations                                                 (218)                (312)                 200
------------------------------------------------------------------     --------------------------------------------------

Cash generated by (used in) continuing operations                          87                  (72)                (108)
Cash generated by discontinued operations (note 8)                          -                    -                   51
------------------------------------------------------------------     --------------------------------------------------
Increase (decrease) in cash and cash equivalents                           87                  (72)                 (57)
Foreign currency translation adjustment on cash                            (5)                 (21)                  (5)
Cash and cash equivalents, beginning of year                               53                  146                  208
------------------------------------------------------------------     --------------------------------------------------
Cash and cash equivalents, end of year                                    135                   53                  146
==================================================================     ==================================================

See accompanying Notes to consolidated financial statements.

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS  71

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)


                                                   2004                  2003
ASSETS                                                $                     $
                                                          (restated - note 1)
CURRENT ASSETS
Cash and cash equivalents (note 11)                135                     53
Accounts receivable                                477                    372
Inventories (note 12)                              727                    755
Prepaid expenses                                    63                     58
--------------------------------------------     -------------------------------
                                                 1,402                  1,238

Investments (note 2 and note 13)                    20                    273
Property, plant and equipment (note 15)          5,822                  6,421
Intangible assets (note 16)                        474                    489
Employee future benefits (note 22)                 176                     56
Future income taxes (note 9)                       392                    296
Other assets (note 18)                             128                     91
Goodwill (note 17)                               1,373                  1,377
--------------------------------------------     -------------------------------
                                                 9,787                 10,241
============================================     ===============================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued
   liabilities (note 19)                           960                  1,048
Long-term debt due within one year (note 21)       594                    317
--------------------------------------------     -------------------------------
                                                 1,554                  1,365

Long-term debt (note 21)                         4,340                  4,641
Employee future benefits (note 22)                 150                    142
Future income taxes (note 9)                       899                    934
Deferred gain (note 2)                               -                    122
Non-controlling interests                          118                    167

SHAREHOLDERS' EQUITY
Capital stock (note 23)                          3,517                  3,517
Contributed surplus (note 25)                       26                     20
Deficit                                           (481)                  (401)
Foreign currency translation adjustment
   (note 26)                                      (336)                  (266)
--------------------------------------------     -------------------------------
                                                 2,726                  2,870
--------------------------------------------     -------------------------------
                                                 9,787                 10,241
============================================     ===============================

Commitments and contingencies (note 28)

See accompanying Notes to consolidated financial statements.


Approved by the Board


/s/ John W. Weaver                               /s/ C. Edward Medland

John W. Weaver                                   C. Edward Medland
President and Chief Executive Officer            Chairman of the Audit Committee


72  CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BUSINESS SEGMENTS
YEARS ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)

                                                     AMORTIZATION       OPERATING                   ADDITIONS              SALES
                                                              AND          PROFIT                  TO CAPITAL             VOLUME
                                            SALES    IMPAIRMENT(1)      (LOSS)(1)      ASSETS       ASSETS(2)        (UNAUDITED)
                                                $               $               $           $              $
2004
Newsprint                                   3,205             742            (332)      6,015            224           4,563(a)
Value-added groundwood papers               1,571             184             (45)      2,977            143           1,842(a)
Wood products(3)                            1,025              56             158         795             19           2,169(b)
------------------------------             --------------------------------------------------------------------------------------
Continuing operations                       5,801             982            (219)      9,787           386
==============================             ======================================================================================

2003 (restated - note 1)
Newsprint                                   3,154             464            (190)      6,592           106           4,611(a)
Value-added groundwood papers               1,564             181             (50)      2,879           131           1,810(a)
Wood products(3)                              732              79             (86)        770            29           1,930(b)
------------------------------             --------------------------------------------------------------------------------------
Continuing operations                       5,450             724            (326)     10,241           266
==============================             ======================================================================================

2002 (restated - note 1)
Newsprint                                   3,278             425              (2)      7,299           152           4,624(a)
Value-added groundwood papers               1,703             186             136       3,018            38           1,770(a)
Wood products(3)                              758              53              46         839            24           1,759(b)
------------------------------             --------------------------------------------------------------------------------------
Continuing operations                       5,739             664             180      11,156           214
==============================             ======================================================================================

(1) Elements affecting:

                                                                                              AMORTIZATION        OPERATING
                                                                                            AND IMPAIRMENT         EXPENSES
                                                                                                         $                $
     2004
     Newsprint                                                                                         364               25
     Value-added groundwood papers                                                                       -               14
     Wood products                                                                                       -              (32)
     -----------------------------                                                        ---------------------------------
                                                                                                       364                7
     =============================                                                        ==================================
     2003
     Newsprint                                                                                          67               50
     Value-added groundwood papers                                                                       -               17
     Wood products                                                                                      21                -
     -----------------------------                                                        ---------------------------------
                                                                                                        88               67
     =============================                                                        ==================================
     2002
     Newsprint                                                                                          12               -
     Value-added groundwood papers                                                                       -                -
     Wood products                                                                                       -                -
     -----------------------------                                                        ---------------------------------
                                                                                                        12                -
     =============================                                                        ==================================

    For the year ended December 31, 2004, amortization and impairment for the "Newsprint" segment includes an asset write down of $364 million (2003 - $67 million for asset write-offs, 2002 - $12 million for asset write-off). For the year ended December 31, 2003, amortization and impairment for the "Wood products" segment includes a $21 million goodwill impairment charge (2004 - nil, 2002 - nil).

    For the year ended December 31, 2004, operating loss for the "Newsprint" segment includes $25 million of mill closure elements and an asset write down of $364 million (2003 - $50 million for mill closure elements and $67 million for asset write-offs, 2002 - $12 million for asset write-off). For the year ended December 31, 2004, operating profit (loss) for the "Value-added groundwood papers" segment includes a charge for mill closure elements of $7 million and start-up costs of $7 million (2003 - $17 million for mill closure elements, 2002 - nil).
    For the year ended December 31, 2004, operating profit (loss) for the "Wood products" segment includes a countervailing and anti-dumping duties credit from prior years of $32 million (2003 - a goodwill impairment charge of $21 million, 2002 - nil).
(2) Capital assets include property, plant and equipment and intangible assets.
(3) Wood products sales are presented net of inter-segment sales of $177 million in 2004 (2003 - $189 million, 2002 - $163 million).
(a) in thousands of tonnes
(b) in millions of board feet

See accompanying Notes to consolidated financial statements.

                                             CONSOLIDATED BUSINESS SEGMENTS  73

CONSOLIDATED GEOGRAPHIC SEGMENTS
YEARS ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)

Sales, capital assets (1) and goodwill by geographic manufacturing location are as follows:

                                                                        CAPITAL
                                                                     ASSETS AND
                                                         SALES         GOODWILL
                                                             $                $
2004
Canada                                                   4,453            5,048
United States                                              663            1,431
Other countries                                            685            1,190
--------------------------------------                  ------------------------
Continuing operations                                    5,801            7,669
======================================                  ========================
2003 (restated - note 1)
Canada                                                   4,094            5,391
United States                                              687            1,763
Other countries                                            669            1,133
--------------------------------------                  ------------------------
Continuing operations                                    5,450            8,287
======================================                  ========================
2002 (restated - note 1)
Canada                                                   4,231            5,640
United States                                              771            2,063
Other countries                                            737            1,362
--------------------------------------                  ------------------------
Continuing operations                                    5,739            9,065
======================================                  ========================


Sales by final destination are as follows:

                                    2004               2003                2002
                                       $                  $                   $
                                         (restated - note 1) (restated - note 1)

Canada                               817                732                 686
United States                      3,548              3,299               3,573
Other countries                    1,436              1,419               1,480
----------------------            ----------------------------------------------
Continuing operations              5,801              5,450               5,739
======================            ==============================================

(1) Capital assets include property, plant and equipment and intangible assets.

See accompanying Notes to consolidated financial statements.


74  CONSOLIDATED GEOGRAPHIC SEGMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company") are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles ("US GAAP") and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement and disclosure differences are described in note 30 "Differences between Canadian and United States generally accepted accounting principles".

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, as well as its joint ventures. The Company's interests in joint ventures are accounted for using the proportionate consolidation method. The investments in entities subject to significant influence are accounted for using the equity method.

BUSINESS OF THE COMPANY

The Company operates an integrated business in forest products. Operations are located in Canada, the United States, the United Kingdom, South Korea, China and Thailand. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce wood products and wood chips. The production and selling of wood products constitutes the "Wood products" segment. Chips are used in the production of newsprint, value-added groundwood papers and market pulp. The remaining fibre requirements for the production of newsprint and value-added groundwood papers is obtained mainly from the paper recycling facilities operated by the Company and from long-term supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. As newsprint is used to print newspapers and advertising flyers, demand is determined by circulation and advertising. The manufacturing and selling of value-added groundwood papers and a small volume of market pulp constitute the "Value-added groundwood papers" segment. Value-added groundwood papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines, catalogues, envelopes, instruction manuals and financial printing.

Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customer for which sales exceed 10% of total sales.

The accounting policies used in each of these business segments are the same as those described in this summary of significant accounting policies. The head office costs are distributed to the different segments using an appropriate method. Inter-segment transfers of wood chips and old papers are recorded at the exchange value, which is the amount agreed to by the parties.

The business segments are managed separately because each segment requires different technology and marketing strategies. Business segments operating profits take into account sales, cost of products sold, distribution costs, countervailing and anti-dumping duties, selling, general and administrative expenses, mill closure elements, amortization of plant and equipment and intangible assets and goodwill impairment for each business segment. Financial expenses, loss or gain on translation of foreign currencies, other expenses and income tax expense or recovery are not allocated to specific business segments.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates are: useful lives of plant and equipment, impairment of long-lived assets and goodwill, employee future benefits and income taxes. Actual results could differ from those estimates.

REVENUE

The Company's revenues are essentially derived from sales of goods. Such revenues are recognized when persuasive evidence of an arrangement exists, the goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed or determinable and collection is reasonably assured. Sales are reported net of allowances and rebates.


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

TRANSLATION OF FOREIGN CURRENCIES

SELF-SUSTAINING FOREIGN OPERATIONS

Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders' equity. Revenue and expense items are translated into Canadian dollars at the exchange rate in effect on the date on which such items are recognized into earnings.

TRANSLATION OF OTHER FOREIGN CURRENCY TRANSACTIONS

Monetary items denominated in foreign currency such as foreign currency debt are translated in the measurement currency at the year-end exchange rate. The resulting exchange gains or losses are included in earnings of the year.

Realized gains and losses on options and forward exchange contracts designated as hedges of anticipated revenues are recognized in earnings when such revenue is earned.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, demand deposits and banker's acceptances and commercial paper with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at cost, net of provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds received from the sale and the fair value of the retained interest in such receivables on the date of the transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period in which they are incurred.

As at December 31, 2004, accounts receivable recorded on the balance sheet are net of an allowance for doubtful accounts of $7 million (2003 - $9 million).

INVENTORIES

Wood products, newsprint and value-added groundwood papers inventories are valued at the lower of cost, determined on an average cost basis, and net realizable value.

Logs, chips, other raw materials as well as production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

INVESTMENTS

Investments in entities subject to significant influence are accounted for using the equity method. Other investments are recorded at cost.

PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

Property, plant and equipment are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets.

Amortization is provided principally using the straight-line method, at rates which amortize the assets' cost over the useful lives as follows:

                                                                          YEARS

Buildings, pulp and paper mill production equipment,
   and main logging roads                                               20 - 25
Sawmill production equipment                                            10 - 12
Hydroelectric power plants                                                   40
=====================================================                  ========

Additions to plant and equipment are amortized from the date of operation. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.


76 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

INTANGIBLE ASSETS AND AMORTIZATION

Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the useful lives of the intangible assets.

                                                                          YEARS

Water rights                                                                 40
Cutting rights and land use rights                                        25-33
=====================================================                  ========

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally using discounted future cash flows expected from their use and eventual disposition.

OTHER ASSETS

Other assets are reported at cost. Deferred financing fees are amortized on a straight-line basis over the life of the related long-term debt, which generally ranges from 5 to 30 years.

GOODWILL

Goodwill is subject to an annual impairment test. The test will be performed more frequently if events or changes in circumstances indicate that goodwill might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based on discounted cash flows, exceeds the net carrying amount of the net assets of that reporting unit as at the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the fair value, a second test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit's over the fair value of the identifiable net assets of the reporting unit.

ENVIRONMENTAL COSTS

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued on a non-discounted basis and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can reasonably be estimated.

EMPLOYEE FUTURE BENEFITS

PENSION BENEFIT PLANS

The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

   o the cost of pension benefits provided in exchange of employees' services rendered during the year;

   o  the interest cost of pension obligations;

   o the expected long-term return on pension fund assets, which is based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes;

   o  gains or losses on settlements, curtailments and special early retirement;

   o the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans (approximately 11 years); and

   o the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets, at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

The pension plans obligations are determined in accordance with the projected benefit method prorated on services.


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

OTHER EMPLOYEE FUTURE BENEFIT PLANS

The Company accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries based on assumptions determined by the Company. These benefits, which are funded by the Company as they become due, include life insurance programs as well as medical and dental benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

INCOME TAXES

Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets, liabilities and carry forward items.

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Investment tax credits are recognized in earnings as a reduction of research and development expenses when the Company has made the qualifying expenditures and there is a reasonable assurance that the credits will be realized.

STOCK-BASED COMPENSATION PLANS

The Company has stock-based compensation plans, which are described in note 25. The Company records, as a charge to earnings, the fair value of stock options at the grant date. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to "Capital stock". Stock-based compensation expense, related to stock option plans, is recognized using the straight-line method over the vesting period. The contributed surplus component of the stock-based compensation is transferred to capital stock upon the issuance of common shares.

All costs related to the other stock-based compensation plans are accrued and expensed to earnings when earned or over the vesting period, if any.

DERIVATIVE INSTRUMENTS

The Company utilizes derivative instruments in the management of its foreign currency and interest rate exposures. The Company uses hedging instruments to hedge changes in fair value or cash flows for items with identified exposures. The Company also assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of hedging instruments. The Company uses hedge accounting to account for the derivative instruments formally designated as hedging instruments and the fair value method for derivative instruments not designated as hedging instruments.

Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or cease to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the items being hedged.

The Company hedges its foreign exchange exposure on anticipated net cash inflows in US dollars and Euros through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in "Sales".

The Company hedges its risk exposure to interest rates on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap agreements are recognized as adjustments to "Financial expenses".

CHANGES IN ACCOUNTING POLICIES

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL
STATEMENT PRESENTATION

Effective January 1, 2004, the Company adopted the new Section 1100 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), GENERALLY ACCEPTED ACCOUNTING PRINCIPLES and Section 1400, GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION. Section 1100 establishes standards for financial reporting in accordance with Canadian GAAP and it clarifies the relative authority of various accounting pronouncements and other sources of guidance within Canadian GAAP, complementing section 1000, FINANCIAL STATEMENT CONCEPTS.
Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with Canadian GAAP.


78 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

As a result, the Company now records its distribution costs and its countervailing and anti-dumping duties as operating expenses, instead of as a reduction from gross sales to determine "Sales". This new section was applied retroactively with restatement. Therefore, sales and operating expenses for the year ended December 31, 2003 have been increased by $587 million of distribution costs and $77 million of countervailing and anti-dumping duties, respectively. For the year ended December 31, 2002, sales and operating expenses have been increased by $591 million of distribution costs and $26 million of countervailing and anti-dumping duties.

IMPAIRMENT OF LONG-LIVED ASSETS

Effective January 1, 2004, the Company adopted the new Section 3063 of the Handbook, IMPAIRMENT OF LONG-LIVED ASSETS. This section establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this new section had no impact on the Company's consolidated financial statements at the time of its initial application.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the Company adopted the new Section 3110 of the Handbook, ASSET RETIREMENT OBLIGATIONS. This section establishes standard for the recognition, measurement and disclosure of liabilities related to legal obligations associated with the retirement of tangible long-lived assets. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the passage of time and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The adoption of this new section had no impact on the Company's consolidated financial statements.

STOCK-BASED COMPENSATION PLAN

Effective January 1, 2004, the Company adopted the new recommendation of Section 3870 of the Handbook, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. This new recommendation states that a fair value based measurement basis must be used. The intrinsic value method is no longer acceptable. The recommendation was applied retroactively with restatement for all stock options granted since January 1, 2002. As a result of this recommendation, "Contributed Surplus" and "Deficit" both increased by $6 million as at December 31, 2003. The restatement of prior period earnings resulted in an increase in "Selling, general and administrative expenses" of $4 million for the year ended December 31, 2003 ($0.01 per share) and $2 million for the year ended December 31, 2002 ($0.01 per share).

HEDGING RELATIONSHIPS

Effective January 1, 2004, the Company adopted Accounting Guideline ("AcG") AcG-13, HEDGING RELATIONSHIPS. This accounting guideline establishes standards for the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The accounting guideline establishes certain conditions for when hedge accounting may be applied. The adoption of this new accounting guideline had no impact on the Company's consolidated financial statements.

REVENUE RECOGNITION

Effective January 1, 2004, the Company adopted the new accounting treatments of Emerging Issues Committee Abstracts ("EIC") EIC-141, REVENUE RECOGNITION, EIC-142, REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES and EIC-143, ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE CONTRACTS. EIC-141 provides additional interpretative guidance on the application of Handbook section 3400, REVENUE. Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract be recognized. The application of these EICs had no impact on the Company's consolidated financial statements.

ACCOUNTING PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Company will adopt AcG-15, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. In management's opinion, the implementation of this guideline will not have an impact on the Company's consolidated financial statements.


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

In January 2005, the CICA published the following three new sections of the CICA
Handbook: Section 3855, FINANCIAL INSTRUMENTS -RECOGNITION AND MEASUREMENT,
Section 3865, HEDGES and Section 1530, COMPREHENSIVE INCOME. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are harmonized with standards issued by the Financial Accounting Standards Board ("FASB"). While management is currently assessing the effects of these new recommendations, impacts consistent with the adjustments described under note 30
d) 1 and 2 and e) of these financial statements are expected. These new recommendations must be adopted by the Company at the latest for the fiscal year beginning on January 1, 2007.

COMPARATIVE FIGURES

Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the present year presentation.

2  ACQUISITIONS AND DIVESTITURE

2004 ACQUISITIONS

i) ACQUISITION OF NON-CONTROLLING INTERESTS

    On June 2, 2004, the Company exercised its option, at the predetermined amount of $7 million (US$5 million), to acquire the other joint venture partner's 50% non-controlling interest in Alabama River Newsprint Company ("Alabama") and Alabama River Recycling Company ("Alabama Recycling"). As part of this transaction, the Company renounced its loan receivable from the partner, and the partner renounced its right to the subordinated long-term debt. The book value of the non-controlling interest amounted to $90 million as at June 2, 2004. The $12 million excess of consideration over the book value of non-controlling interest has been allocated to property, plant and equipment.

    On June 17, 2004, the Company's joint venture Pan Asia Paper Co. Pte Ltd ("PanAsia") acquired an additional 15% interest in a company created with Hebei Longteng Paper Corporation of China. PanAsia purchased the additional interest in this company through a cash payment to the partner equivalent to the book value of the non-controlling interest at that time. The Company's portion of the cash payment made by PanAsia was $2 million.

ii) BUSINESS ACQUISITIONS

    On May 17, 2004, the Company acquired the assets of Cooperative Forestiere Laterriere for a cash consideration of $10 million. The consideration paid was entirely allocated to property, plant and equipment. The results of the acquired business have been included in the consolidated financial statements since the effective date of the acquisition.

    On July 1, 2004, the Company acquired, for cash consideration of $14 million (US$10.5 million) an additional 2.5% interest in Augusta Newsprint Company ("Augusta"), a company operating a newsprint mill located in Augusta, Georgia. As a result of this transaction, the Company's interest rose from 50% to 52.5% and control was obtained. Effective as at the date of acquisition and in accordance with Section 1590 of the Handbook, the Company's consolidated financial statements include all the accounts of Augusta, which is no longer included on a proportionate consolidation basis. The effect of this business transaction has been reflected in the consolidated financial statements since the effective date of the acquisition.

    All these acquisitions were accounted for using the purchase method of accounting, whereby the total cost of the acquisitions has been allocated to the assets acquired and to the liabilities assumed based upon their respective fair values at the effective date of acquisition.


80 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

2002 DIVESTITURE

On August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Felicien, Quebec ("the Mill") to SFK Pulp General Partnership ("SFK GP"), a partnership created by SFK Pulp Fund ("the Fund") to acquire the Mill. The Company kept all trade receivables related to the Mill's business as at the closing date and received consideration comprising of $437 million in cash, net of $3 million of post-closing transaction costs, 17,775,000 Class B exchangeable units of SFK GP ("Class B units"), which represents 25% interest, and a contingent consideration of $11 million. On August 16, 2002, pursuant to the exercise of the over-allotment option for units of the Fund by underwriters, the Company received an additional $23 million and a contingent consideration of $5 million on redemption of 2,962,500 Class B units.

Total net proceeds to the Company, after transaction costs, were approximately $624 million. During 2002, the Company recorded a gain of $364 million before income taxes and a deferred gain of $134 million on the interest yet retained as at December 31, 2002.

The $16 million contingent consideration was to be held in trust by the Fund and released monthly to the Company between August 1, 2002 and December 31, 2003 if the Fund's monthly distributable cash, as defined in the relevant agreements, exceeds certain levels. As at December 31, 2003, the entire amount of the contingent consideration had been used by the Fund for distribution to its unitholders. The deferred gain described above has therefore been reduced by the same amount.

During 2003, the Company recorded a pre-tax expense of $4 million related to the transfer of pension funds representing a purchase price adjustment that was based on circumstances up to December 31, 2003. Following the final calculation of the purchase price adjustment in 2004, this pre-tax expense of $4 million was consequently reversed.

Class B units were exchangeable into the Fund units on a one-for-one basis, under certain conditions. The Company accounted for its investment in SFK GP using the equity method. On February 27, 2004, the Company sold the remaining 25% interest in SFK GP as further described in note 13 and reversed the deferred gain to earnings.

The fair value of net liabilities assumed and the carrying value of net assets sold were as follows:

                                                             2004         2002
                                                  NET LIABILITIES   NET ASSETS
                                                          ASSUMED         SOLD
                                                                $            $

Net liabilities assumed or net assets sold
   Current assets                                              21           31
   Property, plant and equipment                               78          104
   Future income tax assets                                     1            -
   Current liabilities                                        (11)          (9)
   Long-term debt                                             (37)           -
   Employee future benefits                                    (9)          (5)
   Non-controlling interests                                  (55)           -
   Goodwill                                                     4            -
--------------------------------------------      ------------------------------
Fair value of net liabilities assumed or
   carrying value of net assets sold                           (8)          121
--------------------------------------------      ------------------------------

Consideration received
   Cash (net of cash acquired)                                 (8)         (460)
Balance receivable                                              -           (16)
   Class B exchangeable units of SFK GP                         -          (148)
--------------------------------------------      ------------------------------
                                                               (8)         (624)
--------------------------------------------      ------------------------------


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

3  COUNTERVAILING AND ANTI-DUMPING DUTIES

On December 20, 2004, following the completion of the first administrative reviews, in the ongoing softwood lumber dispute, the industry-based countervailing and Abitibi-Consolidated specific anti-dumping deposit rates were lowered. As a result of these first administrative reviews in the fourth quarter of 2004, the Company recorded against its countervailing and anti-dumping duties an amount receivable of $62 million. Of this $62 million receivable, $44 million is related to the second and third administrative reviews, which are ongoing, and is presented as a long-term receivable in "Other assets" in the consolidated balance sheets.

4  IMPAIRMENT OF LONG-LIVED ASSETS

During the fourth quarter of 2004, the Company recognized an impairment charge of $364 million ($235 million net of income taxes) related to the property, plant and equipment located in Sheldon, Texas, and Port-Alfred, Quebec, as these long-lived assets are no longer recoverable and exceed their fair value. The Company subsequently announced on January 26, 2005, the permanent shutdown of the Sheldon and Port-Alfred paper mills, due to excess paper production capacity in the general business, and high production costs. The book value of the land, the mills and the equipment has been written down to its fair value, representing the present value of the estimated net proceeds from dismantling, redeployment and disposal, based on experience with disposal value of similar assets. Those assets are included in the Newsprint reportable segment. The revenues that used to be generated from those impaired assets are now generated by the other mills of the Company.

5  MILL CLOSURE ELEMENTS

2004

With respect to the permanent closure of its Sheldon and Port-Alfred paper mills, the Company recorded a charge of $28 million ($18 million net of income taxes) for obsolescence and asset retirement obligations related to environmental matters.

During the year 2004, $12 million of additional costs ($7 million net of income taxes) resulting from the 2003 idling of the Lufkin, Texas, and Port-Alfred mills have been recorded.

During the year, following the 2002 indefinite idling of the Sheldon mill, the Company sold some air emission credits. The resulting gain on disposal amounted to $8 million and is included in mill closure elements.

The mill closure elements included in the "Newsprint" segment and in the "Value-added groundwood papers" segment were $25 million and $7 million, respectively.

2003

In December 2003, the Company announced the indefinite idling of its Lufkin and Port-Alfred paper mills. The indefinite idling resulted in a charge of $67 million ($44 million net of income taxes) mainly related to severance costs, other labour related costs and other costs resulting from the idling of these mills. The decision to indefinitely idle these two mills was based on excess paper production capacity in the general business, and high production costs. The mill closure elements included in the "Newsprint" segment and in the "Value-added groundwood papers" segment were $50 million and $17 million, respectively.

2002

In December 2002, based on excess paper production capacity in the general business and high production costs, the Company idled its Sheldon paper mill. This indefinite idling resulted in a charge of $15 million ($9 million net of income taxes) mainly related to severance costs, other labor-related costs and other costs resulting from this idling. These costs, included in the "Newsprint" segment, have been totally paid during the year 2003.

Also in 2002, the Company decreased the provision for integration and restructuring for an amount of $15 million due to an excess of the provision for permanent shutdown related to the deemed acquisition of the former Abitibi-Consolidated Inc.

82 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

The following table provides the components of the mill closure elements for the years ended at December 31:

                                                                                                    2004         2003        2002
                                                                                                       $            $           $
Severance and other labour-related costs                                                               3           64          15
Costs incurred for the idling and other                                                                9            3          --
Obsolescence of inventory                                                                             17           --          --
Asset retirement obligations, related to environmental matters                                        11           --          --
Gain on sale of air emission credits                                                                  (8)          --          --
Decrease of the provision for the permanent shutdown related to the deemed
 acquisition of the former Abitibi-Consolidated Inc.                                                  --           --         (15)
--------------------------------------------------------------------------------      --------------------------------------------
                                                                                                      32           67          --
================================================================================      ============================================

The following table provides a reconciliation of the mill closure elements provision (excluding asset retirement obligations, obsolescence of inventory and gain on sale of air emission credits), for the years ended as at December 31:

                                                                                                    2004         2003        2002
                                                                                                       $            $           $
Mill closure elements provision, beginning of year                                                    62           15          --
Mill closure elements incurred during the year                                                        12           67          15
Payments                                                                                             (57)         (20)         --
--------------------------------------------------------------------------------      --------------------------------------------
Mill closure elements provision, end of year                                                          17           62          15
================================================================================      ============================================

The Company expects to pay the balance of the provision for mill closure elements in 2005.

6  FINANCIAL EXPENSES

                                                                                                    2004         2003        2002
                                                                                                       $            $           $
Interest on long-term debt                                                                           377          383          440
Amortization of deferred financing fees                                                                8            6            5
Write-off of unamortized financing fees and premium on early retirement of debt                       --           --           10
Interest income                                                                                       (4)          (7)         (15)
Other                                                                                                  7            7            4
--------------------------------------------------------------------------------      --------------------------------------------
                                                                                                     388          389          444
================================================================================      ============================================

During 2002, due to an early retirement of debt, the Company recorded a write-off of $2 million for unamortized deferred financing fees. There are no such amounts in 2004 and 2003.

Net payment of interest on long-term debt in 2004 amounted to $371 million (2003
- $387 million, 2002 - $430 million).

7  OTHER EXPENSES (INCOME)

                                                                                                    2004         2003        2002
                                                                                                       $            $           $
Discount on sale of accounts receivable (note 27 c)                                                    7            8           9
Gain on disposal of investment (note 13)                                                             (25)          --          --
Gain on disposal of other assets                                                                      --           (2)         --
Other                                                                                                  2            3           4
--------------------------------------------------------------------------------      --------------------------------------------
                                                                                                     (16)           9          13
================================================================================      ============================================


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

8  DISCONTINUED OPERATIONS

As mentioned in note 2, on August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Felicien, Quebec. Accordingly, the operations of the Saint-Felicien pulp mill have been classified as discontinued operations.

Earnings from discontinued operations are as follows:

                                                                                                    2004         2003        2002
                                                                                                       $            $           $
Sales                                                                                                 --           --         112
--------------------------------------------------------------------------------      --------------------------------------------
Operating earnings before income taxes                                                                --           --          19
Income tax expense                                                                                    --           --          (6)
Gain (loss) on disposal of business before income taxes                                               90           (4)        364
Income tax recovery (expense)                                                                        (15)           1         (71)
--------------------------------------------------------------------------------      --------------------------------------------
Earnings (loss) from discontinued operations                                                          75           (3)        306
================================================================================      ============================================
Earnings (loss) per common share from discontinued operations                                       0.17           --        0.69
================================================================================      ============================================

Condensed cash flows from discontinued operations are as follows:

                                                                                                    2004         2003        2002
                                                                                                       $            $           $
Cash flows from operating activities                                                                  --           --          54
Cash flows from financing activities                                                                  --           --          --
Cash flows used in investing activities                                                               --           --          (3)
--------------------------------------------------------------------------------      --------------------------------------------
Cash flows generated by discontinued operations                                                       --           --          51
================================================================================      ============================================


9  INCOME TAXES

a) RECONCILIATION OF INCOME TAXES

The following table provides a reconciliation of income tax computed at the combined statutory rate to income tax recovery presented on the consolidated statements of earnings:

                                                                                                    2004         2003        2002
                                                                                                       $            $           $
Income tax expense (recovery) based on combined basic Canadian federal
 and provincial tax rates                                                                           (86)            5         (78)
Manufacturing and processing allowances                                                              (6)           --           8
Difference in tax rates for foreign subsidiaries                                                    (11)          (18)        (22)
Charge from change in tax rates                                                                      --            10          --
Non-taxable portion of foreign exchange gain                                                        (45)          (88)         (4)
Canadian large corporations tax                                                                       7             8           9
Re-evaluation of current and future income tax assets and liabilities                               (17)          (72)        (71)
Tax exempt items                                                                                     12            13         (10)
Other                                                                                               (15)           (9)        (13)
--------------------------------------------------------------------------------      --------------------------------------------
Income tax recovery                                                                                (161)         (151)       (181)
--------------------------------------------------------------------------------      --------------------------------------------
Effective income tax rate                                                                            61%         (888%)        81%
================================================================================      ============================================


84 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

Significant components of the income tax recovery are as follows:

                                                                                                    2004         2003        2002
                                                                                                       $            $           $
Current income tax expense                                                                             8            5          27
Future income tax expense (recovery) relating to origination and reversal
 of timing differences                                                                              (104)          71         (30)
Future income tax recovery relating to operating loss carry forwards                                 (65)        (237)       (178)
Future income tax charge resulting from rate changes                                                  --           10          --
--------------------------------------------------------------------------------      --------------------------------------------
Income tax recovery                                                                                 (161)        (151)       (181)
================================================================================      ============================================

b)   COMPONENTS OF FUTURE INCOME TAX ASSETS AND LIABILITIES

The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

                                                                                                                 2004        2003
                                                                                                                    $           $
Future income tax assets
   Loss carry forwards                                                                                            855         826
--------------------------------------------------------------------------------      --------------------------------------------
                                                                                                                  855         826
--------------------------------------------------------------------------------      --------------------------------------------
Future income tax liabilities
   Property, plant and equipment and intangible assets                                                         (1,199)     (1,366)
   Other                                                                                                         (163)        (98)
--------------------------------------------------------------------------------      --------------------------------------------
                                                                                                               (1,362)     (1,464)
--------------------------------------------------------------------------------      --------------------------------------------

                                                                                                                 (507)       (638)
================================================================================      ============================================

Classified in the consolidated balance sheets as
   Net non-current future income tax assets                                                                       392         296
   Net non-current future income tax liabilities                                                                 (899)       (934)
--------------------------------------------------------------------------------      --------------------------------------------
                                                                                                                 (507)       (638)
================================================================================      ============================================

c)   LOSS CARRY FORWARDS

i.   CANADA AND PROVINCIAL TAX JURISDICTIONS

     At December 31, 2004 and 2003, the Company had Canadian and provincial (other than Quebec) net operating loss carry forwards of $960 million and $1,013 million, respectively, and Quebec net operating loss carry forwards of $1,320 million and $1,446 million, respectively. These loss carry forwards expire at various dates between 2007 and 2011. In addition, $33 million of Canadian investment tax credit carry forwards expiring between 2011 and 2014 were available to reduce future income taxes.

ii.  UNITED STATES FEDERAL AND STATE TAX JURISDICTIONS

     At December 31, 2004 and 2003, the Company had United States federal and state net operating loss carry forwards of $1,315 million (US$1,092 million) and $1,306 million (US$1,008 million), respectively. These loss carry forwards expire at various dates between 2007 and 2024.

iii. OTHER TAX JURISDICTIONS

     At December 31, 2004 and 2003, the Company had other tax jurisdictions net operating loss carry forwards totalling $54 million and $41 million, respectively. As at December 31, 2004, a $12 million portion of these loss carry forwards expire at various dates between 2005 and 2009, while the remainder does not have an expiry date.

     The Company believes that it is more likely than not that these deferred tax assets will ultimately be realized.


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


d)   GEOGRAPHIC INFORMATION RELATED TO INCOME TAXES

Earnings (loss) before income taxes arose in the following tax jurisdictions:

                                                                                                      2004         2003        2002
                                                                                                         $            $           $
Domestic                                                                                               (27)         209         (80)
Foreign                                                                                               (240)        (192)       (143)
--------------------------------------------------------------------------------        --------------------------------------------
                                                                                                      (267)          17        (223)
================================================================================        ============================================

The income tax expense (recovery) by geographic distribution is as follows:

                                                                                                      2004         2003        2002
                                                                                                         $            $           $
Current income taxes
    Domestic                                                                                             5           (2)          3
    Foreign                                                                                              3            7          24
--------------------------------------------------------------------------------        --------------------------------------------
                                                                                                         8            5          27
--------------------------------------------------------------------------------        --------------------------------------------

Future income taxes
   Domestic                                                                                            (70)         (44)        (89)
   Foreign                                                                                             (99)        (112)       (119)
--------------------------------------------------------------------------------        --------------------------------------------
                                                                                                      (169)        (156)       (208)
--------------------------------------------------------------------------------        --------------------------------------------
Income tax recovery                                                                                   (161)        (151)       (181)
================================================================================        ============================================


e)   OTHER DISCLOSURES

In the normal course of business, the Company is subject to audits from taxation authorities. The Canadian tax authorities are auditing years 1997 through 2001 for the Canadian entities. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount recorded. The Company believes that taxes recorded on the consolidated balance sheets fairly represent the amount of future tax liability due.

Net payments for income taxes in 2004 amounted to $15 million (2003 - net cash receipts amounted to $10 million, 2002 - net payments amounted to $27 million).

10  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                                      2004         2003        2002
                                                                                                         $            $           $
Changes in non-cash operating working capital from continuing operations
Accounts receivable                                                                                   (100)         173         (64)
Inventories                                                                                             16            7          54
Prepaid expenses                                                                                        (1)          (3)        (10)
Accounts payable and accrued liabilities                                                               (67)         (19)        (46)
--------------------------------------------------------------------------------        --------------------------------------------
                                                                                                      (152)         158         (66)
================================================================================        ============================================


86 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


11   CASH AND CASH EQUIVALENTS

                                                             2004          2003
                                                                $             $

Cash                                                           73            43
Cash equivalents                                               62            10
----------------------------------------------          -----------------------
                                                              135            53
==============================================          =======================


12  INVENTORIES

                                                             2004          2003
                                                                $             $

Newsprint and value-added groundwood papers                   159           167
Wood products                                                  98           106
Logs, chips and other raw materials                           208           200
Production and maintenance supplies                           262           282
----------------------------------------------          -----------------------
                                                              727           755
==============================================          =======================


13  INVESTMENTS

                                                             2004          2003
                                                                $             $

Investments in entities subject to significant influence
    SFK GP (note 2)                                            --           148
    Private entities                                           18            43

Investments in other private entities, at cost                  2            82
----------------------------------------------          -----------------------
                                                               20           273
==============================================          =======================


On February 27, 2004, the Company sold its remaining 25% interest in SFK GP for gross proceeds of $118 million. The Company recorded a gain of $85 million, before income taxes, after considering the original cost of the investment, the reversal of deferred gain related to this investment and $6 million of transaction costs. This gain is included in "Earnings (loss) from discontinued operations" in the consolidated statements of earnings.

On May 19, 2004, the Company sold its 21% interest in Voyageur Panel Limited for gross proceeds of $57 million. The gain of $25 million, before income taxes, related to this transaction is included in "Other expenses (income)" in the consolidated statements of earnings.

On June 2, 2004, following the acquisition of the non-controlling interest in Alabama and Alabama Recycling, the Company renounced its US$66 million loan receivable from the partner.

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


14   INVESTMENTS IN JOINT VENTURES

The Company's consolidated financial position as at December 31, 2004 and 2003 and consolidated results of operations and cash flows for the years ended December 31, 2004, 2003, and 2002 include, on a proportionate consolidation basis, its 50% owned Asian joint venture PanAsia, its 51% joint venture interest in Star Lake Hydro Partnership, and the Company's investments in joint venture sawmills in Quebec.

The Company's consolidated financial position as at December 31, 2003 and consolidated results of operations and cash flows for the six-month period ended June 30, 2004 and for the years ended December 31, 2003 and 2002 include, on a proportionate consolidation basis, its then 50% owned U.S. joint venture partnership of Augusta (see note 2).

Also, the Company's consolidated results of operations and cash flows for the year ended December 31, 2002, include, on a proportionate consolidation basis, its then 50% owned U.S. joint venture partnerships of Alabama and Alabama Recycling (see note 2).

CONDENSED STATEMENTS OF EARNINGS

                                                                            2004                      2003                    2002
                                                                               $                         $                       $
                                                                                        (restated - note 1)     (restated - note 1)

Sales                                                                        638                       639                     778
Operating expenses                                                           581                       579                     666
--------------------------------------------                        ----------------------------------------------------------------
Operating profit                                                              57                        60                     112
Non-operating expenses                                                        27                        30                      53
--------------------------------------------                        ----------------------------------------------------------------
Net earnings                                                                  30                        30                      59
--------------------------------------------                        ----------------------------------------------------------------


CONDENSED STATEMENTS OF CASH FLOWS

                                                                                                      2004         2003        2002
                                                                                                         $            $           $
Cash flows from operating activities                                                                    89           62         107
Cash flows from (used in) financing activities                                                          71           29         (86)
Cash flows used in investing activities                                                               (169)         (38)        (19)
================================================================================        ============================================

CONDENSED BALANCE SHEETS

                                                             2004          2003
                                                                $             $

ASSETS
Current assets                                                193           255
Property, plant and equipment, intangible assets
  and other non-current assets                                867           826

LIABILITIES
Current liabilities                                            83            88
Long-term debt (including current portion)                    347           323
Other non-current liabilities                                  79            80
=====================================================      ====================


88 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

15   PROPERTY, PLANT AND EQUIPMENT

                                                                                        2004                                  2003

                                                                      ACCUMULATED   NET BOOK               Accumulated    Net book
                                                              COST   AMORTIZATION      VALUE       Cost   amortization       value
                                                                 $              $          $          $              $           $
Buildings, pulp and paper mill production equipment          8,026          3,106      4,920      7,914          2,409      5,505
Sawmill production equipment                                   607            397        210        594            365        229
Woodlands, roads, timberlands, camps and equipment             320            136        184        327            132        195
Hydroelectric power plants                                     504            105        399        473             89        384
Construction in progress                                       109             --        109        108             --        108
------------------------------------------------------     -----------------------------------------------------------------------
                                                             9,566          3,744      5,822      9,416          2,995      6,421
======================================================     =======================================================================



As discussed in note 4, during 2004, the Company recognized an impairment charge of $364 million related to the property, plant and equipment located in Sheldon and Port-Alfred. During 2003, the Company recorded a write-off of $67 million relating to the permanent closure of two paper machines, one in Sheldon and one in Port-Alfred. During 2002, the Company recorded a write-off of $12 million relating to the thermomechanical pulp mill at its Thorold, Ontario mill. The related expenses are included in "Amortization of plant and equipment" in the consolidated statements of earnings.

During the year, interest amounting to $5 million (2003 - $4 million, 2002 - $2 million) has been capitalized in connection with capital projects.

As at December 31, 2004, the net book value of idled and permanently closed plant facilities amounted to $514 million (2003 - $1,008 million).

16   INTANGIBLE ASSETS

                                                                                        2004                                  2003

                                                                      ACCUMULATED   NET BOOK               Accumulated    Net book
                                                              COST   AMORTIZATION      VALUE       Cost   amortization       value
                                                                 $              $          $          $              $           $
Water rights                                                500                58        442        500             47         453
Cutting rights and land use rights                           82                50         32         81             45          36
------------------------------------------------------     -----------------------------------------------------------------------
                                                            582               108        474        581             92         489
------------------------------------------------------     -----------------------------------------------------------------------


Based on the current value of intangible assets subject to amortization, the estimated amortization expense will be $16 million in each year from 2005 through 2009. As acquisitions and dispositions will occur in the future, these amounts may vary.

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


17   GOODWILL

In 2004, following the completion of the conversion of the Alma, Quebec, newsprint machine to the Company developed groundwood paper known as EQUAL OFFSET(R), a portion of the goodwill allocated to the "Newsprint" segment was reallocated to the "Value-added groundwood papers" segment, based on the Alma newsprint machine's fair value compared to the "Newsprint" segment's fair value.

                                                                                                                               2004
                                                                                 VALUE-ADDED
                                                                                  GROUNDWOOD                 WOOD
                                                                NEWSPRINT             PAPERS             PRODUCTS             TOTAL
                                                                        $                  $                    $                 $
Goodwill, beginning of year                                           967                410                    -             1,377
Acquisition (note 2)                                                    4                  -                    -                 4
Goodwill reallocation                                                 (36)                36                    -                 -
Foreign exchange adjustment                                            (7)                (1)                   -               (8)
---------------------------------------------              -------------------------------------------------------------------------
Goodwill, end of year                                                 928                445                    -             1,373
=============================================              =========================================================================

In 2003, the Company recorded a $21 million goodwill impairment charge, which represented all the goodwill related to the "Wood products" segment. The fair value of this reporting unit was determined using discounted cash flows under key assumptions such as expected selling prices, long-term forecasted exchange rate for the US dollar and the uncertainties arising from the ongoing softwood lumber dispute with the United States.

                                                                                                                               2003
                                                                                 VALUE-ADDED
                                                                                  GROUNDWOOD                WOOD
                                                                NEWSPRINT             PAPERS            PRODUCTS             TOTAL
                                                                        $                  $                   $                 $
Goodwill, beginning of year                                          993                 412                  21             1,426
Goodwill impairment                                                   --                  --                 (21)              (21)
Foreign exchange adjustment                                          (26)                 (2)                 --               (28)
---------------------------------------------              ----------------------------------------------------------------------
Goodwill, end of year                                                967                 410                  --             1,377
=============================================              ======================================================================


18  OTHER ASSETS

                                                                                                             2004             2003
                                                                                                                $                $
Countervailing and anti-dumping duties receivable (note 3)                                                     44               --
Deferred financing fees                                                                                        44               39
Other                                                                                                          40               52
-------------------------------------------------------------------                             -----------------------------------
                                                                                                              128               91
===================================================================                             ===================================


90 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


19   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities as at December 31 are as follows:

                                                                          2004           2003
                                                                             $              $
Trade payable                                                              441            414
Payroll related liabilities                                                 79             76
Compensated absences accrued                                                86             92
Accrued interest                                                           105            112
Dividend payable                                                            --             11
Stumpage fees and silviculture payable                                      21             36
Freight payable                                                             37             32
Payable on capital projects                                                 30             50
Provision for environment                                                   22             23
Income and other taxes payable                                              58             79
Provision for mill closure elements                                         17             62
Provision for asset retirement obligations                                  11             --
Provision for integration and restructuring                                 --              3
Other                                                                       53             58
-------------------------------------------------                    ------------------------
                                                                           960          1,048
=================================================                    ========================


20   CHARGES FOR INTEGRATION AND RESTRUCTURING

As the Company has acquired businesses and consolidated them into its operations, charges were incurred in association with the transition and integration of those activities. In 2004, 2003 and 2002, no charge for integration and restructuring has been incurred. In 2000, charges for integration of acquisition included costs associated with the deemed acquisition of the former Abitibi-Consolidated Inc. In 1998, the charge included costs associated with the acquisition of the assets of the newsprint division of Champion International Corporation.

Initial provisions for each of the respective acquisitions consisted of the following:

                                                        Abitibi-Consolidated         Champion
                                                                 acquisition      acquisition
                                                                           $                $
Severance costs                                                          113               29
Relocation expenses                                                        8               --
Mill closure elements for West Tacoma mill                                22               --
Professional services                                                      6               --
Other                                                                     21               --
-------------------------------------------------                    ------------------------
                                                                         170               29
=================================================                    ========================

In accordance with Canadian GAAP, charges related to the integration and restructuring for the business acquisitions as mentioned above have been accounted for under the purchase price allocation of the assets acquired and liabilities assumed as of the acquisition date, and thus did not affect the results for the respective years.


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


The following table provides a reconciliation of all integration and restructuring provision for the years ended as at December 31:

                                                                                                  2004        2003         2002
Provision, beginning of year                                                                         3          12           61
Payments                                                                                            (3)        (11)         (34)
Increase (decrease) in the provision                                                                --           2          (15)
-------------------------------------------------------                                  ---------------------------------------
Provision, end of year                                                                              --           3           12
=======================================================                                  =======================================


21  LONG-TERM DEBT

a) RECOURSE

                                                                                                               2004         2003
                                                                                                                  $            $
Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers'
acceptance, prime, U.S. base rate or LIBOR, maturing in 2006 (2003 - US$90 million)                              --          117
US$401 million 8.30% notes due August 1, 2005                                                                   483          520
US$300 million 6.95% notes due December 15, 2006                                                                361          389
US$200 million 7.625% notes due May 15, 2007                                                                    240          259
US$250 million 6.95% notes due April 1, 2008                                                                    286          305
US$150 million 5.25% notes due June 20, 2008                                                                    180          195
US$250 million 7.875% notes due August 1, 2009                                                                  294          316
US$500 million 8.55% notes due August 1, 2010                                                                   601          648
US$200 million 7.75% notes due June 15, 2011                                                                    240            -
US$200 million, three-month LIBOR plus 3.5% floating-rate notes due June 15, 2011                               240            -
US$350 million 6.00% notes due June 20, 2013                                                                    421          454
US$100 million 7.40% debentures due April 1, 2018                                                               104          112
US$250 million 7.50% debentures due April 1, 2028                                                               248          270
US$250 million 8.50% debentures due August 1, 2029                                                              283          306
US$450 million 8.85% debentures due August 1, 2030                                                              541          583
Other                                                                                                            14            2
------------------------------------------------------------------------------------------------          ----------------------
                                                                                                              4,536        4,476
Less: Due within one year                                                                                       483            2
------------------------------------------------------------------------------------------------          ----------------------
                                                                                                              4,053        4,474
================================================================================================          ======================


On June 15, 2004, the Company issued through a private placement US$200 million of 7.75% notes due 2011 and US$200 million of three-month LIBOR plus 3.5% floating-rate notes due 2011. These notes have subsequently been exchanged for public notes, with essentially the same terms and conditions, pursuant to an exchange offer. The net proceeds of these issues were used to repay Alabama's US$118 million floating-rate term loan, to repay bank indebtedness and for general corporate purposes.

During the year, the Company extended its revolving facility to June 30, 2006 and increased the committed amount to $816 million (2003 - $800 million). No payments are required until that date. Available liquidities were $737 million as at December 31, 2004 (2003 - $635 million). As at December 31, 2004, the Company had outstanding letters of credit pursuant to this revolving facility for an amount of $79 million (2003 - $48 million). The unused portion of the revolving facility incurs commitment at 0.65%.

In June 2003, the Company issued US$150 million of 5.25% notes due 2008 and US$350 million of 6.00% notes due 2013. The net proceeds of these issues were used to repay bank indebtedness.

The bank credit facility requires the Company to meet specific financial ratios, which are met as at December 31, 2004.


92 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


b)   NON-RECOURSE

The Company's portion of the long-term debt of some U.S. subsidiaries, and of Asian and other joint ventures is with recourse only to the assets of the respective entities. These loans are described as non-recourse as they have no recourse to the parent company but are secured as at December 31, 2004, by $368 million of the entities' assets and consist of the following debt:

                                                                                                       2004          2003
                                                                                                          $             $
PANASIA
US$97 million floating-rate loans, maturing in 2006-2012 (2003 - US$46 million)                         117            59
Korean Wons 112 billion fixed-rate loans, maturing 2005-2008 (2003 - Korean Wons 108 billion)           129           116
Other borrowing facilities                                                                               76            81

AUGUSTA
US$44 million 7.70% senior secured notes, maturing in 2007 (2003 - US$25 million)                        51            31
10.01% senior secured notes, maturing in 2004 (2003 - US$6 million)                                      --             8

ALABAMA
Floating-rate term loan, maturing in 2004 (2003 - US$123 million)                                        --           159

OTHER                                                                                                    25            28
-----------------------------------------------------------------------------------------------      -------------------------
                                                                                                        398           482
Less: Due within one year                                                                               111           315
-----------------------------------------------------------------------------------------------      -------------------------
                                                                                                        287           167
===============================================================================================      =========================

PanAsia has lines of credit of US$140 million (2003 - US$90 million) bearing prevailing market interest rates. The available portion of the credit facilities was US$140 million as at December 31, 2004 (2003 - US$65 million). The unused portion of the credit facilities incurs commitment at approximately 0.25%.

Joint venture distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.

c)   SCHEDULED LONG-TERM DEBT REPAYMENTS

                                           Recourse           Non-recourse
                                               debt                   debt
                                                  $                      $

2005                                            483                    111
2006                                            361                     40
2007                                            240                    104
2008                                            469                     18
2009                                            297                     73
Thereafter                                    2,686                     52
------------------------------        ------------------------------------------
                                              4,536                    398
==============================        ==========================================



                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


d)   FAIR VALUE OF LONG-TERM DEBT

The estimated fair value of the long-term debt at the year-end dates is as follows and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates:

                                                          2004           2003
                                                             $              $

Recourse                                                 4,717          4,785
Non-recourse                                               400            486
--------------------------------------------------------------------------------
                                                         5,117          5,271
================================================================================


22  EMPLOYEE FUTURE BENEFITS

a) DEFINED CONTRIBUTION PLANS

The Company contributes to several defined contributions, multi-employer and 401(k) plans. The pension expense under these plans is equal to the Company's contribution. The 2004 pension expense was $11 million (2003 - $10 million, 2002
- $11 million).

b) DEFINED BENEFIT PLANS

The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and final average employee earnings. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions.

c) OTHER BENEFIT PLANS

The Company provides other defined benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The other benefit expense and the obligation related to the other benefit plans are actuarially determined using management's most probable assumptions.

d) DESCRIPTION OF FUND ASSETS

The assets of the pension plans are held by independent custodians and are accounted for separately in the Company's pension funds. The pension plan target percentage allocations and weighted average asset allocations as at December 31, by asset category, are as follows:

                                   Target Allocation         2004         2003
                                                   %            %            %

Debt securities                                   49           49           48
Equity and other securities                       51           51           52
-----------------------------      -------------------------------------------
                                                 100          100          100
=============================      ===========================================


e) FUNDING POLICY

The Company makes contributions that are required to provide for benefits earned in the year and fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities.

The Company's funding policy is in accordance with the regulatory authorities' requirements and is determined by actuarial valuation conducted at least on a triennial basis for Canadian pension plans and annually for U.S. pension plans. With regards to Canadian pension plans, the latest actuarial valuations were conducted as at December 31, 2003 for plans representing approximately 93% of the total plan assets fair value.

These valuations indicated a funding deficit at that time. Total cash contributions for all the Company's defined benefit pension plans are expected to be approximately $182 million in 2005, compared to $182 million paid in 2004 (2003 - $94 million, 2002 - $107 million).


94 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

f)   INVESTMENT POLICY

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector or company. The Human Resources and Compensation Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance on the target mix. The Pension Investment Committee reviews investments regularly. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Fund does not directly invest in the securities of the Company or its subsidiaries.

g)   EXPECTED RETURN ON ASSETS ASSUMPTION

The expected long-term rate of return on plan assets is based on several factors, including input from pension managers, consultants, and projected long-term returns on broad equity and bond indices. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio is developed considering the effects of active portfolio management and expenses paid from plan assets.

h) INFORMATION ABOUT THE COMPANY'S DEFINED BENEFIT PENSION PLANS AND OTHER BENEFIT PLANS IN AGGREGATE

The following table represents the change in the accrued benefit obligation as determined by independent actuaries, the change in the fair value of plan assets and the funded status of the plans:

                                                                    Pension benefit plans           Other benefit plans

                                                                     2004            2003            2004            2003
                                                                        $               $               $               $
CHANGE IN ACCRUED BENEFIT OBLIGATION
Accrued benefit obligation, beginning of year                       3,407           3,287             171             199
Service cost                                                           80              72               2               3
Interest cost                                                         212             207              13              12
Plan amendments                                                        83               1              12              --
Actuarial loss (gain) attributable to experience                      193              99              28              (7)
Curtailment and special early retirement                              (13)              9               3              (8)
Business acquisition                                                   42              --              11              --
Foreign exchange gain                                                 (15)            (39)             (5)            (15)
Benefits paid                                                        (218)           (229)            (16)            (13)
----------------------------------------------------           -----------------------------------------------------------
Accrued benefit obligation, end of year                             3,771           3,407             219             171
====================================================           ===========================================================

CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets, beginning of year                        2,711           2,496              --              --
Actual return on plan assets                                          265             310              --              --
Employer's contributions                                              182              94              16              13
Plan participants' contributions                                       26              25              --              --
Benefits paid                                                        (218)           (229)            (16)            (13)
Business acquisition                                                   34              --              --              --
Foreign exchange gain (loss) and other                                 (8)             15              --              --
----------------------------------------------------           -----------------------------------------------------------
Fair value of plan assets, end of year                              2,992           2,711              --              --
====================================================           ===========================================================

FUNDED STATUS OF THE PLANS
Funded status of the plans (deficit)                                 (779)           (696)           (219)           (171)
Unrecognized prior service cost                                       113              39               8              (4)
Unrecognized actuarial loss                                           842             711              60              32
Other components                                                       --               2               1               1
----------------------------------------------------           -----------------------------------------------------------
Net amount recognized in balance sheets                               176              56            (150)           (142)
====================================================           ===========================================================


                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


The following table represents defined benefit pension plans and other benefit plans for which the accrued benefit obligation is in excess of fair value of plan assets.

                                                                    Pension benefit plans           Other benefit plans

                                                                     2004            2003            2004            2003
                                                                        $               $               $               $
Accrued benefit obligation                                          3,568           3,407             219             171
Fair value of plan assets                                           2,780           2,711              --              --
-----------------------------------------               -------------------------------------------------------------------
                                                                      788             696             219             171
=========================================               ===================================================================

i)   COMPONENTS OF PERIODIC COST FOR DEFINED BENEFIT PENSION AND
     OTHER BENEFIT COSTS

The following table represents the periodic cost for the defined benefit pension plans:

                                                                                         2004         2003           2002
                                                                                            $            $              $

Current service cost, net of participant contributions                                     54           47             48
Interest cost                                                                             212          207            206
Actual return on assets                                                                  (265)        (310)            92
Plan amendments                                                                            83            1             23
Actuarial losses on accrued benefit obligation                                            193           99            140
Curtailment and special early retirement                                                   10           13             10
----------------------------------------------------------------                -----------------------------------------
Benefit costs before adjustments to recognize the
 long-term nature of plans                                                                287           57            519
----------------------------------------------------------------                -----------------------------------------

ADJUSTMENTS TO RECOGNIZE THE LONG-TERM NATURE OF PLANS:

Difference between expected return and actual return
 on plan assets                                                                            35           92          (331)
Difference between actuarial loss recognized for
 year and actual actuarial loss on accrued benefit
 obligation for year                                                                     (188)         (97)         (139)
Difference between amortization of past service
 costs for year and actual plan amendments for year                                       (74)           4           (17)
----------------------------------------------------------------                -----------------------------------------
Defined benefit pension cost recognized                                                    60           56            32
================================================================                =========================================


96 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

The following table represents the periodic cost for the other benefit plans:

                                                                        2004         2003           2002
                                                                           $            $              $
Current service cost, net of participant contributions                     2            3              4
Interest cost                                                             13           12             14
Plan amendments                                                           12           --             --
Actuarial (gains) losses on accrued benefit obligation                    28           (7)            28
Curtailment and special early retirement                                   3            1             --
---------------------------------------------------------------      -------------------------------------
Benefit costs before adjustments to recognize the
 long-term nature of plans                                                58            9             46
---------------------------------------------------------------      -------------------------------------

ADJUSTMENTS TO RECOGNIZE THE LONG-TERM NATURE OF PLANS:

Difference between actuarial (gain) loss recognized for
 year and actual actuarial (gain) loss on accrued
 benefit obligation for year                                            (25)            8             (28)
Difference between amortization of past service costs
 for year and actual plan amendments for year                           (11)           --             --
---------------------------------------------------------------      -------------------------------------
Other benefit cost recognized                                            22            17             18
===============================================================      =====================================

j)   MEASUREMENT DATE AND ASSUMPTIONS

The Company uses December 31 as the measurement date for all the defined benefit pension plans and other benefit plans.

Weighted average assumptions used to determine net defined benefit plan and other benefit costs for the years ended as at December 31, were as follows:

                                                                        2004         2003           2002
                                                                           %            %              %
Discount rate                                                           6.25        6.50            6.75
Expected long-term return on plan assets                                7.50        7.75            8.00
Rate of compensation increase                                           4.00        3.60            3.55


Weighted average assumptions used to determine benefit obligations as of December 31 were as follows:

                                                                                    2004          2003
                                                                                       %             %
Discount rate                                                                       6.00          6.25
Rate of compensation increase                                                       3.75          4.00


Assumed health care cost trend rate for other benefit plans as of December 31 is as follows:

                                                                                     2004          2003
                                                                                        %             %
Initial health care cost trend rate                                                 11.76          9.65
Cost trend rate declines to                                                          7.32          5.83

Year that the rate reaches the rate it is
 assumed to remain at                                                                2014          2013


                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

k)   SENSITIVITY ANALYSIS

Assumed health care cost trend rate has an effect on the amounts reported for the other benefit plans. A one-percentage-point increase or decrease in assumed health care trend rate would have the following impact on:

                                             Increase of 1%             Decrease of 1%
                                                          $                          $
Net periodic benefit cost                                 1                         (1)
Accrued benefit obligation                               16                        (14)

l)   EXPECTED BENEFIT PAYMENTS

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows for the years ending December 31:

                                               Pension benefits           Other benefits
                                                              $                        $
2005                                                        210                       14
2006                                                        213                       14
2007                                                        218                       15
2008                                                        225                       16
2009                                                        235                       17
2010-2014                                                 1,317                       97
=============================              =============================================

The estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.


23   CAPITAL STOCK

a)   AUTHORIZED

The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

b)   ISSUED COMMON SHARES

                                                                  2004                        2003                         2002

                                                 MILLION                     Million                      Million
                                                  SHARES             $        shares             $         shares             $
Common shares, beginning of year                     440         3,517           440         3,520            440         3,520
Share purchase financing agreements                   --            --            --            (3)            --            --
---------------------------------------      ----------------------------------------------------------------------------------
Common shares, end of year                           440         3,517           440         3,517            440         3,520
=======================================      ==================================================================================

The outstanding employee stock purchase loans receivable from employees totalled $3 million as at December 31, 2004 (2003 - $3 million, 2002 - $5 million). Those loans were granted to certain designated executives in an amount equal to the purchase price of the common shares acquired. The loans mature at various dates from 2005 to 2009. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid.

On a per share basis, dividends declared for the year ended December 31, 2004 totalled $0.10 (2003 - $0.175, 2002 - $0.40).


98 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

24   EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing the net earnings
(loss) attributable to common shares by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share is calculated by dividing the net earnings
(loss) attributable to common shares by the weighted average number of common shares during the year, plus the potential dilutive effect of the exercise of stock options. The diluted earnings (loss) per share is calculated using the treasury method. Under this method, the proceeds from potential exercise of such stock options are assumed to be used to purchase "common shares".

For the years ended December 31, 2004, 2003 and 2002, the exercise of outstanding stock options would have had a non-dilutive effect on the earnings
(loss) per share.


25   STOCK-BASED COMPENSATION PLANS

a)   EMPLOYEES SHARE OWNERSHIP PLAN

On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deductions, up to $3,000 annually. On January 31 of each year, provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares are purchased on the open market. Over the last three years, the Company has not incurred any significant expense under this plan.

b)   PERFORMANCE SHARE UNITS PLAN

The Company has established a performance share units ("PSUs") plan for designated senior executives, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on a total shareholder return ("TSR"), which reflects share price appreciation and dividends paid for the period. PSUs are earned on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payment may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash. Effective January 1, 2004, the Company decided to discontinue the PSUs plan. All previously awarded PSUs will continue to become earned based on original PSU plan rules. As at December 31, 2004, the total number of PSUs outstanding was 317,083 (2003 - 322,762 PSUs) and no significant amount was payable under this plan. In addition, over the last three years, no significant expense was incurred as a result of this plan.

c)   DEFERRED SHARE UNITS PLANS

The Company has established a deferred share units plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units ("DSUs"). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the executive's option, in the form of either cash or common shares of the Company, which are purchased on the open market. As at December 31, 2004, 331,930 DSUs were outstanding (2003 - 212,118
DSUs), and no significant amount was payable under this plan.

Non-employee directors of the Company are also given the option to receive part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at December 31, 2004, 136,799 DSUs are outstanding (2003 - 135,357 DSUs), and no significant amount was payable under this plan.

In addition, over the last three years, no significant expense was incurred as a result of these plans.

d)   RESTRICTED SHARE UNITS PLAN

Effective January 1, 2004, the Company implemented a new restricted share units ("RSUs") plan. This plan provides for the granting of RSUs to executives and senior managers and, on an exceptional basis, other selected high potential an/or high performing key employees. The vesting of RSUs will be entirely subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period (usually over 3 years). The Human Resources and Compensation Committee will approve on an annual basis the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance will be evaluated, as well as the vesting conditions. During the year ended December 31, 2004, the Company granted 693,320 RSUs. As at December 2004, 685,511 RSUs were outstanding. During the year, under this plan, the Company has not incurred any significant expense, and there was no significant amount payable.


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


e)   STOCK OPTION PLANS

The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the granting date of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 19,950,000 stock options may be granted.

As mentioned in note 1, effective January 1, 2004, the Company records a stock options' expense based on the fair value-based method.

The fair value of each option granted during the years ended December 31, 2004, 2003 and 2002, was estimated on the granting date using the Black & Scholes option-pricing model with the following weighted average assumptions:

                                              2004         2003           2002

Assumptions
Dividend yield                                 1.0%         3.6%           3.0%
Volatility                                    32.5%        36.5%          29.9%
Risk-free interest rate                        4.1%         4.7%           5.2%
Expected option lives (in years)               6.1          5.9            5.9

Weighted average fair value of
   each option ($/option)                      4.19         4.78           5.33


During the year ended December 31, 2004, under the stock option plans, as described above, an amount of $6 million (2003 - $4 million, 2002 - $2 million) was included in "Contributed Surplus" in the consolidated balance sheets in conjunction with the recognition of stock-based compensation expense. The related expense is included in "Selling, general and administrative expenses" in the consolidated statements of earnings.

A summary of the status of the stock option plans as at December 31, 2004, 2003 and 2002, and changes during the years ended on those dates is presented below:

                                                                     2004                         2003                        2002

                                                                 WEIGHTED                     Weighted                    Weighted
                                                     OPTIONS      AVERAGE        Options       average         Options     average
                                                (IN MILLIONS     EXERCISE   (in millions      exercise    (in millions    exercise
                                                  OF SHARES)        PRICE     of shares)         price      of shares)       price
                                                                 $/OPTION                     $/option                    $/option
Outstanding, beginning of year                          13.0        13.95           10.9         14.75            8.9        15.18
Granted                                                  1.3        10.45            2.3         10.94            2.3        13.32
Forfeited                                               (0.3)       13.91           (0.2)        21.45           (0.3)       17.87
Expired                                                 (0.1)       15.54             --            --             --          --
--------------------------------------           ----------------------------------------------------------------------------------
Outstanding, end of year                                13.9        13.61           13.0         13.95           10.9        14.75
======================================           ==================================================================================
Options exercisable, end of year                         9.5        14.61            7.9         15.20            5.9        16.21
======================================           ==================================================================================


100 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

The following table summarizes information about stock options outstanding at December 31, 2004:

                                                           OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE

                                                           OPTIONS      AVERAGE    WEIGHTED         OPTIONS      WEIGHTED
                                                       OUTSTANDING    REMAINING     AVERAGE     EXERCISABLE       AVERAGE
                                                      (IN MILLIONS         LIFE    EXERCISE    (IN MILLIONS      EXERCISE
Range of exercise prices                                OF SHARES)   (IN YEARS)       PRICE      OF SHARES)         PRICE
                                                                                   $/OPTION                      $/OPTION
$9.74 to $10.45                                                1.3            9       10.42              --          9.83
$10.66 to $11.73                                               2.2            8       10.98             0.6         10.98
$11.77 to $12.23                                               1.8            6       11.82             1.4         11.82
$12.86 to $13.33                                               2.3            7       13.32             1.3         13.32
$13.42 to $14.27                                               1.5            5       13.45             1.5         13.44
$14.40 to $15.99                                               2.3            4       14.45             2.3         14.45
$16.42 to $17.94                                               0.9            1       17.56             0.9         17.56
$18.50 to $21.53                                               1.6            3       19.38             1.5         19.38
-------------------------------------      -------------------------------------------------------------------------------
                                                              13.9            6       13.61             9.5         14.61
=====================================      ===============================================================================


26   FOREIGN CURRENCY TRANSLATION ADJUSTMENT

Regarding investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company's net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company's investment in the respective foreign operations.

                                                                                        2004          2003       2002
                                                                                           $             $          $
Foreign currency translation adjustment, beginning of year                              (266)           49         17
Unrealized gains (losses) for the year on translation of net assets                      (70)         (315)        32
--------------------------------------------------------------------------        -----------------------------------------
Foreign currency translation adjustment, end of year                                    (336)         (266)        49
==========================================================================        =========================================


27   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)   FOREIGN EXCHANGE RISK MANAGEMENT

The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in US dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.


                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

The Company had the following US dollar zero cost tunnels contracts outstanding at December 31:

                                              Contract rates to convert US$ into Canadian dollars                  Contract amount
                                       ---------------------------------------------------------------------------------------------
                                                             2004                            2003            2004             2003
                                             AVERAGE      AVERAGE         Average         Average    (IN MILLIONS     (in millions
                                               FLOOR      CEILING           floor         ceiling  OF US DOLLARS)   of US dollars)
Maturity

2004                                              --           --          1.4695          1.5321             --               540
2005                                          1.3337       1.3950          1.3579          1.4206            595               239
2006                                          1.2581       1.3193              --              --            186                --
======================                 =============================================================================================

The Company had the following Euro zero cost tunnels contracts outstanding at December 31:

                                            Contract rates to convert Euros into Canadian dollars                  Contract amount
                                       ---------------------------------------------------------------------------------------------
                                                             2004                            2003            2004             2003
                                             AVERAGE      AVERAGE         Average         Average    (IN MILLIONS     (in millions
                                               FLOOR      CEILING           floor         ceiling  OF US DOLLARS)   of US dollars)
2004                                              --           --          1.5649         1.6162              --               72
2005                                          1.5944       1.6572              --             --              49               --
======================                 =============================================================================================


The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2004, the Company would have received a net amount of $93 million (2003 - $102 million) had it settled its then outstanding foreign exchange contracts.

b)   INTEREST RATE RISK MANAGEMENT

The Company uses interest rate swap agreements to manage the fixed and floating interest rate mix of its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements. The related amount receivable or payable from counterparts is included in "Accounts receivable" or "Accounts payable and accrued liabilities".

As at December 31, 2004, in order to hedge changes in fair value that are due to changes in market interest rates for a portion of the debt, the Company had US$1,050 million (2003 - US$850 million) of interest rate swap contracts designated as hedges on the interest expense of various notes maturing in 2005 through 2011. The interest paid under these agreements is based on the six month LIBOR rate.

The Company would have paid $17 million (2003 - $18 million) had it settled its interest rate swap contracts outstanding as at December 31, 2004.

As at December 31, 2004, the Company had $6 million (2003 - $8 million) of deferred gain realized on the early termination of interest rates swap contracts. This gain will be amortized against interest expense over the remaining term of the original contracts maturing in 2006 and 2007.

c)   CREDIT RISK MANAGEMENT

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses.


102 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


The Company has an ongoing program to sell up to US$500 million of accounts receivable, with minimal recourse pursuant to sale agreements. The book value of the retained interests, evaluated using a fair value model, approximates fair value. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. Since the fees received for servicing the accounts receivable approximate the value of services rendered, no servicing asset or liability has been recorded.

Under the program, the outstanding balance as at December 31, 2004 was $441 million (2003 - $504 million). The net cash paid during the year, $39 million (2003 - $116 million received), is presented as a change in non-cash operating working capital components.

The Company is exposed to credit risk on the favorable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with credit worthy financial institutions.

d)   FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of the Company's other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

The differences between the carrying and the fair value of financial instruments contracted by the Company arise in part, from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 21 "Long-term debt" for a comparison of the carrying and the fair value of the Company's long-term debt.


28   COMMITMENTS AND CONTINGENCIES

a)   CONTINGENCIES

In the normal course of business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

Although the Company considers the provision to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, it is management's opinion that their resolution will not have a material adverse effect on the Company's consolidated financial position, earnings and cash flows.

b)   ENVIRONMENT MATTERS

The Company is subject to environmental laws and regulations, enacted by Federal, Provincial, State and local authorities.

In 2004, the Company's operating expenditures for environmental matters, which comprise air emission, effluent treatment, landfill operation and closure, bark pile management and silviculture activities, amounted to $91 million (2003 - $97 million, 2002 - $98 million). The Company made capital expenditures for environmental matters of $40 million in 2004 (2003 - $20 million, 2002 - $12 million) for the improvement of effluent treatment, air emissions and remedy actions to address environmental compliance.

While the Company believes that it has identified costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations. These efforts may result in the identification of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on the Company's consolidated financial position, earnings and cash flows.

As at December 31, 2004, the Company had an aggregate provision of $22 million (2003 - $23 million) for environmental matters. The Company anticipates that most of the liability at December 31, 2004 will be paid out over the next five years. Provision for environmental matters are not discounted and are included in "Accounts payable and accrued liabilities" on the consolidated balance sheets.

As at December 31, 2004, the Company had an aggregate provision of $11 million (2003 - nil) for asset retirement obligations. The Company anticipates that most of the liability at December 31, 2004 will be paid out over the next five years. Provision for asset retirement obligations is discounted and is included in "Accounts payable and accrued liabilities" on the consolidated balance sheets.


                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


The Company has also identified other asset retirement obligations for which no liability has been recorded. These relate to assets with an undetermined useful life, for which the Company does not have sufficient information to set a realistic obligation maturity schedule. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to set an obligation maturity schedule.

c)   COMMITMENTS

i)   FIBRE SUPPLY

     Historically, the fibre requirements of the Saint-Felicien mill were provided by the Company. In connection with the sale of the Mill to SFK GP (note 2), the Company and SFK GP entered into a 20-year fibre supply agreement, whereby the Company will use its supply network to source such fibre. Subject to certain conditions, the price of fibre payable by SFK GP will be tied to the price of pulp for the first 740,000 tonnes of fibre per year.

ii)  OTHER

     In the normal course of its business activities, the Company has other commitments under various equipment and office operating leases for which no material cash outflows are expected.

d)   INDEMNITIES

The Company has, over time, sold portions of its business, including, most recently, the sale of the Saint-Felicien mill to SFK GP. Pursuant to these sale agreements, the Company may have to indemnify the purchasers because of representations, guarantees and related indemnities made by the Company on issues such as tax, environment, litigation, employment matters or as a result of other indemnification obligations. These types of indemnification guarantees generally extend for periods not exceeding 10 years.

The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal.

Historically, the Company has not incurred any significant expense under such agreements.


29   RELATED PARTY TRANSACTIONS

Up to February 27, 2004, the Company owned a 25% interest in SFK GP. The following table summarizes the transactions between the Company and SFK GP until that date. These transactions were in the normal course of operations and have been carried out on the same terms the Company would have applied to unrelated parties and were accounted for at the exchange value, except for the fibre supply contract referred to in note 28.

                                                                2004          2003          2002
                                                                   $             $             $
Value of fibre supplied to SFK GP                                 14            92            36
Purchases of market pulp                                           3            25            13
Account receivable from SFK GP (as at December 31)                --             2             5
====================================================          ==================================


104 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


30 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from US GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

a)   NET EARNINGS (LOSS) ADJUSTMENTS

The following table provides a reconciliation of the net earnings (loss) under Canadian GAAP to US GAAP:

                                                                                     2004            2003            2002
                                                                                        $               $               $
Net earnings (loss), as reported in the consolidated statements
   of earnings per Canadian GAAP                                                      (36)            175             257

Current year adjustments
   Currency options and forward contracts (1)                                          --              18              23
   Stock-options expense (8)                                                           (2)              4               2
   Income tax expense                                                                  --              (6)             (2)
--------------------------------------------------------------------           ---------------------------------------------
Net earnings (loss), as adjusted per US GAAP                                          (38)            191             280
====================================================================           =============================================

Composition of net earnings, as adjusted per US GAAP
   Earnings (loss) from continuing operations                                        (113)            194             (26)
Earnings (loss) from discontinued operations                                           75              (3)            306
--------------------------------------------------------------------           ---------------------------------------------
Net earnings (loss), as adjusted per US GAAP                                          (38)            191             280
====================================================================           =============================================

Pershare data (basic and diluted), as adjusted per US GAAP
   Earnings (loss) from continuing operations                                        (0.26)          0.44            (0.06)
Earnings (loss) from discontinued operations                                         0.17              --            0.69
--------------------------------------------------------------------           ---------------------------------------------
   Net earnings (loss), as adjusted per US GAAP                                      (0.09)          0.44            0.63
====================================================================           =============================================


All numerical references in this table relate to note 30 d).




                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


b)   CONDENSED CONSOLIDATED BALANCE SHEETS

The following table presents the condensed consolidated balance sheets under Canadian GAAP and US GAAP:

                                                                                   2004                                  2003

                                                             CANADIAN                US            Canadian                US
                                                                 GAAP              GAAP                GAAP              GAAP
                                                                    $                 $                   $                 $
                                                                                         (restated -note 1)
ASSETS
Current assets (1) (7)                                          1,402             1,302               1,238             1,097
Investments (3)                                                    20               567                 273               858
Property, plant and equipment                                   5,822             4,967               6,421             5,609
Intangible assets (5)                                             474               575                 489               520
Employee future benefits (5)                                      176                --                  56                --
Future income taxes (5)                                           392               403                 296               304
Other assets (6)                                                  128               119                  91                78
Goodwill (4)                                                    1,373             1,330               1,377             1,334
----------------------------------------------          ----------------------------------------------------------------------
                                                                9,787             9,263              10,241             9,800
==============================================          ======================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities (2)                                         1,554             1,379               1,365             1,166
Long-term debt (2) (6)                                          4,340             4,079               4,641             4,433
Employee future benefits (5)                                      150               628                 142               405
Future income taxes (1) (5)                                       899               721                 934               851
Deferred gain                                                      --                --                 122               122
Non-controlling interests                                         118                83                 167               125
Shareholders' equity (8)                                        2,726             2,373               2,870             2,698
----------------------------------------------          ----------------------------------------------------------------------
                                                                9,787             9,263              10,241             9,800
==============================================          ======================================================================

All numerical references in this table relate to note 30 d).


c)   CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table presents the condensed consolidated statements of cash flows under Canadian GAAP and US GAAP:

                                                                          2004                        2003                    2002

                                                          CANADIAN          US        Canadian          US    Canadian          US
                                                              GAAP        GAAP            GAAP        GAAP        GAAP        GAAP
                                                                 $           $               $           $           $           $
                                                                                     (restated               (restated
                                                                                      - note 1)               - note 1)
Cash flows from operating activities (9)                        66           8              61          45         243         175
Cash flows from (used in) financing activities                 239         168             179         150        (551)       (465)
Cash flows from (used in) investing activities                (218)        (49)           (312)       (274)        200         181
Cash generated by discontinued operations (10)                  --          --              --          --          51          51
--------------------------------------------------       --------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                87         127             (72)        (79)        (57)        (58)
Currency translation adjustment on cash                         (5)         (4)            (21)         (9)         (5)         (4)
Cash and cash equivalents (bank indebtedness),
beginning of year                                               53         (12)            146          76         208         138
--------------------------------------------------       --------------------------------------------------------------------------
Cash and cash equivalents (bank indebtedness),
end of year                                                    135         111              53         (12)        146          76
==================================================       ==========================================================================

All numerical references in this table relate to note 30 d).


106 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


d)   DIFFERENCES BETWEEN CANADIAN AND US GAAP

1)   CURRENCY OPTIONS AND FORWARD CONTRACTS

The Company has outstanding options and/or forward contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of 2 years. On January 1, 2001, under US GAAP, the Company adopted the FASB Statement of Financial Accounting Standards ("SFAS") 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES as amended by SFAS 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES. In accordance with these statements, the Company has recorded in its balance sheets the fair value of the options and forward contracts used to hedge a portion of the Company's revenues. Changes in the fair value of these options and forward contracts are recorded in "Other comprehensive income (loss)", a separate component of Shareholders' equity until the underlying transaction is recorded in earnings. There are no similar fair value recognitions under Canadian GAAP. When the hedged item affects earnings, gains or losses are reclassified from "Accumulated other comprehensive income (loss)" to the consolidated statements of earnings on the same line as the underlying transaction ("Sales"). Any ineffective portion of hedging derivative's change in fair value is recognized immediately into earnings. The fair value of derivative contracts that is recognized in the balance sheets is included in accounts receivable or accounts payable. Cash flows related to the derivative instruments are included in operating activities.

Based on the current value, the estimated net amount of the existing gain for options and forward contracts on the reporting date that is expected to be reclassified to earnings within the next twelve months amounted to US$69 million.

There was no transition amount upon the adoption of SFAS 133. Prior to January 1, 2001, under US GAAP, any gains or losses on such foreign exchange forward contracts were recognized to income immediately. Under Canadian GAAP, gains and losses related to these contracts are included in "Sales". The adjustments to earnings in 2003 and 2002 relate to contracts that matured in those periods, which existed on January 1, 2001 that had been previously marked to market under US GAAP but were accounted for as hedges under Canadian GAAP.

2)   INTEREST RATE SWAP CONTRACTS

The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Under Canadian GAAP, an outstanding interest rate swap contract's fair value is not recognized on the balance sheet. In US GAAP under SFAS 133, when an interest rate swap contract is designated as an effective fair value hedge of the debt, the swap is measured at fair value on the balance sheets and the offset is applied to the carrying value of the debt. Cash flows related to the derivative instruments are included in operating activities.

In 2002, the Company terminated, prior to maturity, some of its interest rate swap contracts for net cash proceeds of $11 million. Under Canadian GAAP, the gain arising from these transactions is recorded as a deferred gain and amortized in reduction of interest on long-term debt, on the initial term of interest payments being hedged by the contracts. Under US GAAP, the gain is deferred by adjusting long-term debt value accordingly and amortized using the effective interest method. No difference arises from the application of the different amortization methods under US GAAP and Canadian GAAP.

3)   JOINT VENTURES

The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method. This difference does not affect net earnings (loss).

4)   DUPLICATE PROPERTY PROVISIONS

Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP would not have permitted this accounting treatment in accordance with Emerging Issues Task Force Abstract 95-3, RECOGNITION OF LIABILITIES IN CONNECTION WITH A PURCHASE BUSINESS COMBINATION and these costs would have been recorded in earnings.

5)   EMPLOYEE FUTURE BENEFITS

The provisions of SFAS 87, EMPLOYERS' ACCOUNTING FOR PENSIONS required the Company to record an additional minimum pension liability for plans where the accumulated benefit obligation exceeds plan assets fair value. With regards to these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded net of income tax in "Other comprehensive income (loss)". There are no such requirements under Canadian GAAP.

The projected benefit obligation and accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $3,448 million, $3,188 million and $2,680 million, respectively, as at December 31, 2004 (2003 - $2,888 million, $2,567 million and $2,231 million, respectively).


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)


6)   LONG-TERM DEBT DISCOUNTS

Under Canadian GAAP, long-term debt issue discounts are presented in "Other assets" as a deferred charge. US GAAP requires that long-term debt discounts be reported as a direct reduction of the long-term debt.

7)   ACCOUNTS RECEIVABLE

As at December 31, 2004, accounts receivable included $121 million of non-trade receivables (2003 - $101 million).

8)   STOCK-BASED COMPENSATION PLAN

Effective January 1, 2004, for US GAAP purposes, the Company adopted the fair value method of accounting using the modified prospective method of SFAS 148, ACCOUNTING FOR STOCK-BASED COMPENSATION-TRANSITION AND DISCLOSURE - AN AMENDMENT OF FASB STATEMENT NO. 123. Accordingly, the compensation expense for 2004 reflects the fair value of all stock options granted since January 1, 2004 as well as the relevant portion of grants made prior to January 1, 2004 that were not vested at that date.

Under Canadian GAAP, the Company has adopted the new recommendations of Section 3870 of the Handbook, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS which also states that a fair value based measurement must be used. However, the recommendations were applied retroactively with restatements for all stock options granted since January 1, 2002. Consequently, under US GAAP, the loss for 2004 was $2 million higher (2003 - the net earnings were $4 million higher, 2002
- the net earnings were $2 million higher).

Under SFAS 123, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share using the fair value method of accounting for stock-based compensation and other stock-based payments granted prior to January 1, 2004. Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share for the year ended December 31, 2003 would have been reduced, on a pro forma basis, by $9 million, $0.02 per common share and $0.02 per common share, respectively (2002 - $10 million, $0.03 per common share and $0.03 per common share, respectively) for stock-based and other stock-based payments granted before January 1, 2004.

9)   DIVIDENDS OR CASH DISTRIBUTIONS FROM JOINT VENTURES

For the year ended December 31, 2004, the Company received dividends or cash distributions in the amount of $31 million from its joint ventures (2003 - $46 million, 2002 - $39 million).

10)  DISCONTINUED OPERATIONS

As discussed in note 13, the Company sold its remaining interest in SFK GP. Following the disposal, the Company neither has significant involvement nor significant continuing cash flows from the St-Felicien mill. The results of the St-Felicien mill and the interest in SFK GP have accordingly been reclassified as discontinued operations for US GAAP purposes.

11)  INVESTMENT TAX CREDITS

Investment tax credits are recognized in earnings as a reduction of research and development expenses when the Company has made the qualifying expenditures and has a reasonable assurance that the credits will be realized.

Under US GAAP, the investment tax credit has been recorded as a reduction of the income tax expense or an increase of the income tax recovery. The investment tax credit for the year ended December 31, 2004 amounted to $13 million (2003 - $26 million, 2002 - $2 million).

12)  CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2004, the Company adopted the recommendations of FIN-46(R) issued by the FASB, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. This statement addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The implementation of this guideline has not had any impact on the Company's consolidated financial statements.


108 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

e)   COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME
     (LOSS)

i)   COMPREHENSIVE INCOME (LOSS)

     Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income (loss). This statement would be as follows for the years ended December 31:

                                                                                                   2004         2003      2002
                                                                                                      $            $         $
Net earnings (loss) in accordance with US GAAP                                                      (38)         191       280

Other comprehensive income (loss)
   Foreign currency translation adjustment                                                          (70)        (315)       32
   Gain (loss) on currency options and forward contracts qualifying as a cash flow hedge, net of taxes of $3 million (2003 - $47 million, 2002 - $22
      million) (1)                                                                                   (6)          96        48
   Additional minimum liability adjustments of defined benefit pension plans, net of taxes of $76 million (2003 - $37 million, 2002 - recovery of $128
      million) (5)                                                                                 (175)          81      (275)
-----------------------------------------------------------------------------------        -------------------------------------
                                                                                                   (251)        (138)     (195)
-----------------------------------------------------------------------------------        -------------------------------------
Comprehensive income (loss)                                                                        (289)          53        85
===================================================================================        =====================================

    All numerical references in this table relate to note 30 d).


ii) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                                                2004         2003
                                                                                                                   $            $
Foreign currency translation adjustment                                                                         (336)       (266)
Unrealized gain on currency options and forward contracts (1)                                                     64          70
Additional minimum liability of defined benefit pension plans (5)                                               (374)       (199)
-----------------------------------------------------------------------------------        -------------------------------------
Accumulated other comprehensive loss                                                                            (646)       (395)
===================================================================================        =====================================

    All numerical references in this table relate to note 30 d).

f)   RECENT ACCOUNTING DEVELOPMENTS i) INVENTORY COSTS

     In November 2004, the FASB issued SFAS 151, INVENTORY COSTS - AN AMENDMENT OF ARB NO. 43, CHAPTER 4. This standard requires the allocation of fixed production overheads over normal capacity and the expensing of abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Company must apply this standard at the latest on January 1, 2006. The application of this standard is not expected to have any impact on the Company's consolidated financial statements.

ii)  STOCK-BASED COMPENSATION

     In December 2004, the FASB has issued SFAS 123 (Revised). This standard amends SFAS 123, ACCOUNTING FOR STOCK-BASED COMPENSATION and supersedes SFAS 148, ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE - AN AMENDMENT OF FASB STATEMENT NO. 123. The principal amendments relate to the requirement to use a fair value method to record stock-based compensation, to the measurement methodology to evaluate equity instruments such as options and to the financial statement disclosure requirements. The Company must apply this standard at the latest for annual or interim periods beginning on or after June 15, 2005. The application of this standard is not expected to have significant impacts on the Company's consolidated financial statements.


                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 109